IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3.1 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION



07073987



Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Atlantic Coast Financial Corporation
(Exact Name of Registrant as Specified in Charter)

0001404296
(Registrant's CIK Number)

Exhibit 99.3.1 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-144149
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waycross, State of Georgia, on August 7, 2007.

ATLANTIC COAST FINANCIAL CORPORATION



By: ______________________________
Robert J. Larison, Jr.
President and Chief Executive Officer

Exhibit 99.3.1

PRO FORMA VALUATION UPDATE REPORT

ATLANTIC COAST FEDERAL CORPORATION

HOLDING COMPANY FOR
ATLANTIC COAST BANK
Waycross, Georgia

Dated As Of:
July 26, 2007

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.

Financial Services Industry Consultants

July 26, 2007

Boards of Directors
Atlantic Coast Federal MHC
Atlantic Coast Federal Corporation
Atlantic Coast Bank
505 Haines Avenue
Waycross, Georgia 31501

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock to be issued by Atlantic Coast Federal Corporation, Waycross, Georgia ("ACFC" or the "Company") in connection with the mutual-to-stock conversion of Atlantic Coast Federal MHC (the "MHC"). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 63.82% of the common stock of ACFC (the "MHC Shares"), the mid-tier holding company for Atlantic Coast Bank, Waycross, Georgia (the "Bank"). The remaining 36.18% of ACFC's common stock is owned by public stockholders. ACFC, which completed its initial public stock offering in October 2004, owns 100% of the common stock of the Bank. It is our understanding that ACFC will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering to members of the local community and the public at large.

This Update is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") and applicable interpretations thereof.

Our Original Appraisal report, dated June 8, 2007 (the "Original Appraisal") are incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in ACFC's financial condition, including financial data through June 30, 2007; (2) an updated comparison of ACFC's financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal.

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209

Telephone: (703) 528-1700
Fax No.: (703) 528-1788

Plan of Conversion and Stock Issuance

On May 7, 2007, the respective Boards of Directors of the MHC, the Company and the Bank adopted a Plan of Conversion and Reorganization (the "Plan of Conversion"), pursuant to which the mutual holding company will convert to the stock form of organization. Pursuant to the Plan of Conversion, (i) the MHC will convert to stock form, (ii) the MHC and the Company will merge into the Bank and the Bank will become a wholly owned subsidiary of a newly chartered stock company (the "Company"), (iii) the shares of common stock of the Company held by persons other than the MHC will be converted into shares of common stock of the Company pursuant to an exchange ratio designed to preserve the percentage ownership interests of such persons, and (iv) the Company will offer and sell shares of its common stock to certain depositors of the Bank, residents of Bank's local community and shareholders of the Company and others in the manner and subject to the priorities set forth in the Plan of Conversion. As of June 30, 2007, the MHC's ownership interest in ACFC approximated 63.82%. The Company will also issue shares of its common stock to the public stockholders of ACFC pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued ACFC common stock as owned immediately prior to the conversion. As of June 30, 2007, the public stockholders' ownership interest in ACFC approximated 36.18%.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial's valuation was determined based on the financial condition and operations of the Company as of June 30, 2007, the date of the supplemental financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the Company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company's financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Discussion of Relevant Considerations

1. Financial Results

Following the preparation of the Original Appraisal, the Company's June 30, 2007, financial data became available in the Company's amended prospectus. Table 1 presents summary balance sheet and income statement data through June 30, 2007, as well as comparable data for the period ending March 31, 2007, as set forth in the Original Appraisal.

Growth Trends

The Company's total assets increased by approximately $12.2 million over the three months ended June 30, 2007, which was funded by increases in both deposits and borrowed funds, with the increase in borrowings being modestly greater. The balance of loans increased modestly during the three month period to equal $668.8 million while the cash and investments portfolio decreased modestly, by $10.5 million. Equity decreased during the quarter, primarily as a result of a downward adjustment on the valuation of the AFS securities portfolio and the payment of cash dividends, which more than offset the level of interim earnings reported during the quarter.

Loan Receivable

Loans receivable increased from $642.1 million, as of March 31, 2007, to $668.8 million, as of June 30, 2007, while the proportion of loans to total assets also increased modestly as loan growth exceeded the rate of asset growth. Growth in the loan portfolio reflects a continuation of recent trends for the last several fiscal years, and reflects management's efforts to grow both loans and overall earnings.

Cash, Investments and Mortgage-Backed Securities

The balance of cash, investments and mortgage-backed securities ("MBS") decreased modestly overall during the three months ended June 30, 2007, to equal $174.9 million, or 19.5% of total assets. The Company generally classifies its investments and MBS as AFS at the time of purchase.

Funding Structure

Deposit balances increased by $3.9 million over the three months ended June 30, 2007, to equal $598.1 million, or 66.6% of total assets. Borrowings consisting of FHLB advances and repurchase agreements increased over the quarter to equal $142.0 million and $63.5 million, respectively. As discussed in the Original Appraisal, the Company typically utilizes borrowings: (1) when such funds are priced attractively relative to deposits; (2) to

Table 1
Atlantic Coast Federal Corporation
Recent Financial Data

	At March 31, 2007		At June 30, 2007	
	Amount ($000)	% of Assets (%)	Amount ($000)	% of Assets (%)
Balance Sheet Data				
Assets	$886,216	100.00%	$898,415	100.00%
Cash and Cash Equivalents	47,314	5.34%	40,036	4.46%
Loans Receivable (net)	642,068	72.45%	668,837	74.45%
Loans Held for Sale	8,392	0.95%	7,988	0.89%
Investment Securities - AFS	129,402	14.60%	126,857	14.12%
Other Investments	700	0.08%	0	0.00%
FHLB Stock	7,988	0.90%	7,988	0.89%
Intangible Assets	2,874	0.32%	2,860	0.32%
Deposits	594,201	67.05%	598,091	66.57%
Borrowed Funds	195,500	22.06%	205,500	22.87%
Total Equity	89,951	10.15%	89,097	9.92%

	12 Months Ended March 31, 2007		12 Months Ended June 30, 2007	
	Amount ($000)	% of Avg. Assets (%)	Amount ($000)	% of Avg. Assets (%)
Summary Income Statement				
Interest Income	$49,148	6.27%	$51,759	6.16%
Interest Expense	(27,372)	-3.49%	(29,866)	-3.56%
Net Interest Income	$21,776	2.78%	$21,893	2.61%
Provision for Loan Losses	(695)	-0.09%	(1,000)	-0.12%
Net Interest Income after Provisions	$21,081	2.69%	$20,893	2.49%
Other Operating Income	7,629	0.97%	7,631	0.91%
Operating Expense	(22,180)	-2.83%	(23,110)	-2.75%
Net Operating Income	6,530	0.83%	5,414	0.64%
Net Non-Operating Income	247	0.03%	185	0.02%
Net Income Before Tax	6,777	0.87%	5,599	0.67%
Income Taxes	(2,154)	-0.27%	(1,751)	-0.21%
Net Income (Loss)	4,623	0.59%	$3,848	0.46%
Core Net Income (Loss)	$4,470	0.57%	$3,733	0.44%

Source: Atlantic Coast Federal Corporation's audited and unaudited financial statements and RP Financial calculations.

lengthen the duration of liabilities; (3) to enhance earnings when attractive revenue enhancement opportunities arise; and (4) to generate additional liquid funds, if required. Recent growth in borrowings is primarily attributable to management's efforts to fund loan growth without relying solely on deposits.

Equity

Total equity decreased by $0.9 million over the three months ended June 30, 2007 to $89.1 million. As discussed above, equity decreased during the quarter, primarily as a result of a downward adjustment on the valuation of the AFS securities portfolio and the payment of cash dividends, which more than offset the level of interim earnings reported during the quarter. The reduction in equity coupled with the impact of balance sheet growth caused the equity/assets ratio to diminish, from 10.15% as of March 31, 2007, to 9.92% as of June 30, 2007.

Income and Expense Trends

The Company's earnings diminished based on updated financial data, notwithstanding ongoing balance sheet growth as earnings continue to be negatively impacted by spread compression and increased operating costs. These trends are described more fully below.

Net Interest Income

The Company's net interest income increased slightly, as the positive impact of balance sheet growth which increased the level of interest-earning assets was substantially mitigated by ongoing spread compression. For the 12 months ended June 30, 2007, the Company's net interest income totaled $21.9 million (2.61% of average assets), which reflects a slight increase on an absolute dollar basis from a level of $21.8 million (2.78% of average assets), reported for the 12 months ended March 31, 2007.

Loan Loss Provisions

Provision for loan losses increased based on updated financial data and equaled $1.0 million for the 12 months ended June 30, 2007.

Non-Interest Income

Non-interest income for the most recent 12 months remained substantially unchanged relative to the level reported in the Original Appraisal, and totaled $7.6 million, equal to 0.91% of average assets. The largest component of the Company's non-interest income consists of deposit services charges and fees, which are earned primarily based on transaction services for deposit account customers. Other components of non-interest income include returns on the investment in BOLI, and from other financial services including debit card interchange income and safe deposit box rentals.

Operating Expenses

The Company's operating expenses have increased in recent years due to asset growth, emphasis in commercial lending, and branching, both from acquisition and de novo branching. In particular, cost increases have been associated with expanded commercial lending activities and the need to maintain compensation levels in line with the market in a highly competitive banking environment. Similarly, increasing benefit costs including the expense of the stock-based benefit plans and such benefits as medical insurance premiums have also been a factor in increasing compensation costs. For the 12 months ended June 30, 2007, the Company's operating expenses equaled $23.1 million, or 2.75% of average assets, which represents an increase of $930,000 from the level of $22.2 million, or 2.83% of average assets for the 12 months ended March 31, 2007.

Operating expenses are expected to increase on a post-offering basis as a result of the expense of the stock-related benefit plans, as well as to the planned branching and growth initiatives which are currently underway. At the same time, continued balance sheet growth and reinvestment of the offering proceeds should largely offset the anticipated expense increase.

Taxes

The Company's tax rate approximated 31.3% for the 12 months ended June 30, 2007, in comparison to the 31.8% effective tax rate for the 12 months ended March 31, 2007.

Efficiency Ratio

The Company's efficiency ratio worsened modestly from 75.43% for the 12 months ended March 31, 2007, to 78.28% for the 12 months ended June 30, 2007. On a post-Offering basis, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering. However, a portion of the benefit may be offset by the increased expense of the stock benefit plans.

2. Peer Group Financial Comparisons

Tables 2 and 3 present the most updated financial characteristics and operating results available for Company, the Peer Group and all publicly-traded savings institutions. The Peer Group has been modified to exclude Great Pee Dee Bancorp, Inc. of SC due to the recent announcement of its intent to sell control to another larger financial institution. The remaining nine financial institutions comprising the Peer Group in our Original Appraisal remain unchanged.

Financial Condition

In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios examined in the Original Appraisal analysis (see Table 2). Relative to the Peer Group, the Company's interest-earning asset composition continued to reflect a modestly higher level of loans (75.3% of assets for the Company versus 71.1% for the Peer Group on average) and a lower level of cash, MBS and investments (19.5% for the Company versus 23.1% for the Peer Group). The Company's funding composition continued to be similar to the Peer Group based on deposits/assets ratios of 66.6% and 68.9%, respectively, and borrowings/assets ratios of 22.9% and 18.7%, respectively.

Table 2
Balance Sheet Composition and Growth Rates
Atlantic Coast Federal Corp. and the Comparable Group
As of March 31, 2007

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Atlantic Coast Federal Corp.																				
June 30, 2007	4.5%	15.0%	75.3%	66.6%	22.9%	0.0%	9.9%	0.3%	9.6%	0.0%	15.30%	48.28%	10.05%	9.13%	56.87%	-6.31%	-6.44%	8.10%	8.10%	12.70%
All Public Companies																				
Averages	4.6%	19.9%	69.9%	69.0%	17.0%	0.7%	12.1%	1.1%	11.0%	0.0%	5.45%	-1.00%	8.58%	6.81%	-3.47%	4.36%	3.51%	10.81%	10.57%	17.52%
Medians	3.2%	17.8%	70.2%	70.5%	15.4%	0.0%	10.6%	0.2%	9.0%	0.0%	4.76%	-3.30%	7.23%	5.27%	-3.84%	3.81%	3.19%	9.37%	9.18%	14.55%
State of GA																				
Averages	5.0%	24.4%	64.0%	72.7%	11.4%	0.0%	14.5%	0.2%	14.2%	0.0%	21.60%	55.67%	11.60%	31.97%	11.61%	-8.04%	-9.48%	13.20%	13.20%	18.53%
Medians	5.0%	24.4%	64.0%	72.7%	11.5%	0.0%	14.5%	0.2%	14.2%	0.0%	21.60%	55.67%	11.61%	31.97%	11.61%	-8.04%	-9.48%	13.20%	13.20%	18.53%
Comparable Group																				
Averages	2.9%	20.2%	71.1%	68.9%	18.7%	0.8%	10.8%	0.8%	10.0%	0.0%	2.87%	-4.44%	9.17%	6.53%	-12.67%	7.22%	8.14%	11.23%	10.69%	16.01%
Medians	2.6%	10.0%	80.3%	71.6%	12.3%	0.0%	8.6%	0.0%	8.5%	0.0%	2.64%	-0.34%	10.16%	6.01%	-6.92%	7.24%	10.55%	8.32%	7.90%	12.12%
Comparable Group																				
CSBC Citizens South Banking of NC	3.2%	17.0%	69.6%	77.0%	8.1%	2.1%	11.6%	4.3%	7.3%	0.0%	5.04%	8.60%	5.46%	8.71%	-14.23%	1.11%	3.14%	NA	NA	11.81%
CFFC Community Fin. Corp. of VA(1)	1.2%	9.6%	85.4%	71.6%	19.3%	0.0%	8.5%	0.0%	8.5%	0.0%	7.81%	-7.39%	10.16%	11.94%	-6.84%	11.48%	11.48%	NA	NA	10.60%
ESBF ESB Financial Corp. of PA	1.1%	60.8%	31.2%	43.6%	45.8%	2.7%	6.9%	2.3%	4.5%	0.0%	1.90%	-0.34%	7.67%	1.42%	1.82%	7.24%	12.55%	7.10%	7.10%	15.70%
FDT Federal Trust Corp of FL	0.9%	10.0%	84.0%	67.1%	23.4%	0.7%	7.7%	0.0%	7.7%	0.0%	-5.03%	12.62%	-7.95%	-3.12%	-15.60%	21.05%	21.05%	7.90%	7.90%	12.12%
FSBI Fidelity Bancorp, Inc. of PA	1.2%	33.3%	62.4%	58.2%	33.1%	1.4%	6.3%	0.4%	6.0%	0.0%	2.64%	-14.23%	15.82%	6.01%	-2.74%	9.76%	10.55%	NA	7.42%	12.66%
FCFL First Community Bk Corp of FL	3.6%	4.2%	88.1%	83.6%	6.2%	0.0%	8.6%	0.1%	8.5%	0.0%	17.30%	9.20%	18.61%	19.91%	3.71%	13.81%	14.01%	7.83%	7.83%	11.19%
FFBH First Fed. Bancshares of AR	4.8%	8.2%	80.3%	78.4%	12.3%	0.0%	8.9%	0.0%	8.9%	0.0%	-4.78%	10.62%	-8.18%	3.07%	-35.35%	-4.11%	-4.11%	8.73%	8.73%	11.94%
GSLA GS Financial Corp. of LA	7.4%	30.3%	57.8%	74.0%	9.3%	0.0%	16.1%	0.0%	16.1%	0.0%	-4.61%	-33.72%	30.33%	-0.35%	-37.87%	7.05%	7.05%	15.93%	15.93%	31.58%
JFBI Jefferson Bancshares Inc of TN	2.6%	8.8%	81.2%	66.4%	11.0%	0.0%	22.3%	0.0%	22.3%	0.0%	5.58%	-25.30%	10.64%	11.20%	-6.92%	-2.43%	-2.43%	19.90%	19.90%	26.50%

(1) Financial information is for the quarter ended December 31, 2006.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3
Income as Percent of Average Assets and Yields, Costs, Spreads
Atlantic Coast Federal Corp. and Comparables
For the 12 Months Ended March 31, 2007

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Atlantic Coast Federal Corp.																			
June 30, 2007	0.46%	6.16%	3.56%	2.61%	0.12%	2.49%	0.00%	0.00%	0.91%	0.91%	2.74%	0.01%	0.02%	0.00%	6.75%	4.32%	2.43%	$5,223	31.27%
All Public Companies																			
Averages	0.55%	5.76%	3.00%	2.76%	0.09%	2.66%	0.03%	0.00%	0.63%	0.65%	2.51%	0.03%	0.03%	0.00%	6.12%	3.47%	2.65%	$5,615	32.22%
Medians	0.57%	5.69%	3.00%	2.73%	0.07%	2.65%	0.00%	0.00%	0.50%	0.51%	2.47%	0.00%	0.01%	0.00%	6.03%	3.47%	2.73%	$4,491	32.83%
State of GA																			
Averages	0.65%	6.06%	2.47%	3.59%	0.19%	3.40%	0.11%	0.00%	1.42%	1.53%	4.06%	0.00%	-0.02%	0.00%	6.54%	3.02%	3.52%	$3,448	23.28%
Medians	0.65%	6.06%	2.47%	3.59%	0.19%	3.40%	0.11%	0.00%	1.42%	1.53%	4.07%	0.00%	-0.02%	0.00%	6.54%	3.02%	3.52%	$3,448	23.28%
Comparable Group																			
Averages	0.68%	6.11%	3.32%	2.79%	-0.02%	2.81%	0.06%	0.00%	0.42%	0.46%	2.32%	0.02%	0.02%	0.01%	6.39%	3.78%	2.62%	$48	26.78%
Medians	0.64%	6.28%	3.29%	2.97%	0.09%	2.67%	0.04%	0.00%	0.35%	0.41%	2.58%	0.00%	0.02%	0.00%	6.66%	3.75%	3.05%	$44	30.41%
Comparable Group																			
CSBC Citizens South Banking of NC	0.78%	6.13%	3.29%	2.84%	0.17%	2.67%	0.19%	0.00%	0.67%	0.86%	2.28%	0.10%	0.00%	0.00%	6.86%	3.77%	3.08%	$52	32.13%
CFFC Community Fin. Corp. of VA(1)	0.96%	6.49%	3.16%	3.33%	0.06%	3.27%	0.13%	0.00%	0.59%	0.72%	2.59%	0.00%	0.00%	0.00%	6.76%	3.47%	3.29%	NM	32.06%
ESBF ESB Financial Corp. of PA	0.51%	5.06%	3.62%	1.44%	0.07%	1.37%	0.04%	0.00%	0.36%	0.40%	1.16%	0.04%	0.03%	0.00%	5.45%	3.93%	1.52%	$76	8.39%
FDT Federal Trust Corp of FL	0.33%	6.02%	4.00%	2.02%	0.09%	1.93%	0.00%	0.00%	0.23%	0.23%	1.77%	0.00%	0.05%	0.00%	6.31%	4.36%	1.95%	$71	25.18%
FSBI Fidelity Bancorp, Inc. of PA	0.57%	5.49%	3.58%	1.91%	0.11%	1.80%	0.04%	-0.02%	0.45%	0.46%	1.70%	0.01%	0.07%	0.06%	5.67%	3.85%	1.82%	$50	18.58%
FCFL First Community Bk Corp of FL(3)	0.75%	6.90%	3.17%	3.73%	0.14%	3.59%	0.00%	0.00%	0.31%	0.31%	2.75%	0.00%	0.03%	0.00%	NM	NM	NM	$38	NM
FFBH First Fed. Bancshares of AR	0.64%	6.29%	3.30%	2.98%	0.37%	2.62%	0.00%	0.00%	0.81%	0.81%	2.63%	0.00%	0.10%	0.00%	6.69%	3.65%	3.05%	$27	28.75%
GSLA GS Financial Corp. of LA	1.13%	6.37%	2.92%	3.45%	-1.15%	4.60%	0.00%	0.00%	0.07%	0.07%	2.95%	0.00%	-0.02%	0.00%	6.63%	3.47%	3.16%	$39	33.60%
JFBI Jefferson Bancshares Inc of TN	0.45%	6.28%	2.86%	3.42%	-0.01%	3.43%	0.15%	0.01%	0.26%	0.41%	3.09%	0.00%	-0.06%	0.00%	6.78%	3.72%	3.05%	$34	35.52%

(1) Financial information is for the quarter ended December 31, 2006.
(3) Financial information is annualized from the available information.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

The Company's net worth ratio of 9.9% of assets continues to fall between the Peer Group median and average ratio of 10.8% and 8.6%, respectively, even before the completion of the Offering. The Company's pro forma tangible capital position will increase with the addition of stock proceeds. The increase in ACFC's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that may be realized through leverage and lower funding costs. At the same time, the Company's higher pro forma capitalization will also result in a lower return on equity. Both the Company's and the Peer Group's capital ratios continue to reflect capital surpluses with respect to the regulatory capital requirements.

The growth rate section of Table 2 shows annual growth rates for key balance sheet items for the most recent 12 month period available for the Company and the Peer Group. The Company's asset and loan growth remained well above the Peer Group average, primarily attributable to efforts to expand lending, particularly following the completion of the minority stock issuance in 2004. Similarly, the growth for deposits continued to exceed the Peer Group average as ACFC sought to fund targeted asset growth. Importantly, as discussed in the Original Appraisal, much of the Company's deposit growth has been accomplished with CDs which the Company has priced on a highly competitive basis in order to realize the targeted growth objectives.

The Company's equity decreased by 6.31% whiles the Peer Group's equity increased by 7.22%. In contrast to the Peer Group, the Company's equity has diminished as a result of comparatively aggressive stock repurchases and owing to its dividend policy. On a post-offering basis, the Company's capital growth rate is expected to remain comparatively modest as the benefit of reinvestment of the Offering proceeds may be offset by additional share repurchases, the payment of dividends and as expenses may likely increase reflecting the impact of the expanded stock benefit plans.

Income and Expense Trends

ACFC and the Peer Group reported net income to average assets ratios of 0.46% and 0.68%, respectively, based on updated financial data. The Company's modestly lower ROA continues to be the result of a higher ratio of operating expenses to average assets a diminishing ratio of net interest income to average assets which has fallen below the Peer Group average. At the same time, non-interest fee income remains at favorable levels in comparison to the Peer Group average.

The Company's net interest income ratio of 2.61% to average assets diminished to levels modestly lower than the Peer Group average of 2.79% in contrast to near parity of their respective ratios in the Original Appraisal. As discussed in the preceding section, the Company's interest income increased slightly but the ratio diminished as a result of balance sheet growth.

Non-interest operating income continued to be a higher contributor to ACFC's earnings relative to the Peer Group, at 0.97% and 0.47%, respectively. As discussed in the Original Appraisal, non-interest income for the Company exceeds the Peer Group average primarily reflecting the high level of fee income generated through the Company's deposit accounts and ATM network. Moreover, the level of fee income reflects in part, the high level of transaction accounts and the recent imposition of a revamped service fee schedule. Importantly, while the Company has benefited from the high level of fee income, there have been offsetting operating costs associated with ACFC's base of transaction accounts as noted below.

The Company's operating expense ratio remains above the Peer Group average (2.74% of average assets for the Company versus 2.33% of average assets for the Peer Group). As discussed in the Original Appraisal, the Company's higher overhead cost structure is the reflective of the expense of maintaining its base of transaction accounts and providing retail banking services through 13 offices and the related personnel expenses.

The Company's efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 78.3% remains less favorable than the Peer Group's ratio of 72.1%. On a post-offering basis, the Company's efficiency ratio may improve marginally with the reinvestment of the offering proceeds. Thus, the Company's efficiency ratio is expected to remain at an advantage.

While loan loss provisions for the Company and the Peer Group were limited, the Company's ratio remained less favorable at 0.12%, versus 0.02% (recovery) of average assets for the Peer Group.

Non-operating income and expense were negligible for ACFC and the Peer Group enhancing their overall comparability and limiting the need for valuation adjustment in the section to follow.

The Company's effective tax rate for the last 12 months of 31.3% is modestly higher than the Peer Group average of 26.8%. The Company expects that its effective tax rate will continue to approximate the recent historical level in fiscal 2007, and thus may continue to be modestly above the Peer Group average.

3. Stock Market Conditions

Since the date of the Original Appraisal, the broader stock market has trended higher. Stocks eased lower in late-May, reflecting profit taking and concerns about a pullback in China's stock market. Inflation worries and higher rates pushed stocks lower in early-June, while a strong retail sales report for May triggered a rebound in the stock market in mid-June. Stocks generally traded lower in the second half in June on continued inflation concerns, as well as higher oil prices and concerns about weakness in the housing market. However, the broader stock market showed a positive trend at the start of third quarter of 2007, with the DJIA closing at several record highs in early- and mid-July. The DJIA experienced a degree of volatility, as the DJIA reached a low of 13,267 on June 7, 2007, followed by a general rising trend. In addition, the DJIA increased by approximately 284 points on July 12, 2007, the highest one-day increase in four years. A positive report on manufacturing activity in June, healthy job growth reflected in the June employment report and merger news contributed to the stock market rally. However, volatility increased over the last two trading weeks and after closing above 14000 for the first time ever, the market sold off significantly with the DJIA losing 470 points in the three trading days through and including July 26, 2007, over concerns regarding the strength and direction of the housing market and the related market for mortgage securities (i.e., rising delinquency rates were experienced in all mortgage sectors and not just the subprime market). On July 26, 2007, the DJIA closed at 13473.57 or 0.4% higher since the date of the Original Appraisal and the NASDAQ closed at 2599.34 or 1.0% higher since the date of the Original Appraisal.

Overall, thrift issues have not matched the performance of the broader stock market since the date of the Original Appraisal, and have declined in value. Merger news provided a boost to thrift stocks heading into late-May, but the gains were not sustained as thrift stocks traded lower on news of stronger than expected economic data and higher interest rates. A favorable employment report for May boosted thrift stocks at the start of June, which was followed by a general downturn in thrift stocks going into mid-June on higher interest rates. Higher interest rates and lackluster housing data furthered the downward trend in thrift stocks during the second half of June. The thrift sector continued to struggle at the beginning of the third quarter of 2007 on earnings worries and the widening meltdown in the subprime market as Standard & Poor and Moody's announced plans to downgrade backed by subprime mortgages. Bargain hunting and strength in the broader market supported a modest rebound in thrift stocks in mid-July. In the latter part of July, the market tumbled again as credit quality concerns related to the strength of the economy and mortgage market translated into falling prices. On July 26, 2007, the SNL Index for all publicly-traded thrifts closed at 1511.4, a decrease of 11.3% since the date of the Original Appraisal.

The updated pricing measures for the Peer Group and for all publicly traded thrifts generally showed noticeable changes since the Original Appraisal date. One Peer Group member, Great Pee Dee Bancorp of SC announced on July 12, 2007 that it agreed to be acquired, and thus, this Peer Group company has been removed from both the Original Appraisal data and the updated data shown in Table 4. The Peer Group's updated price/book and price/tangible book ratios, and price/earnings and price/core earnings multiples decreased due to overall lower stock prices (since the date of the Original Appraisal, as all nine of the remaining Peer Group companies were trading at lower prices as of July 26, 2007), with an average stock price decline of 7.8%, while the earnings and equity based pricing ratios diminished in a range of 8% to 11%. The pricing ratios of all publicly-traded thrifts also recorded notable declines in terms of the price/book and price/tangible book value ratios, while the industry-wide price/earnings and price/core earnings multiples increased due to lower overall earnings. The Peer Group's updated pricing measures continued to reflect similar P/E multiples, a lower P/B ratio and a higher P/TB ratio than indicated for the comparable averages for all publicly-traded thrifts. A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in Table 4, based on market prices as of June 8, 2007 and July 26, 2007.

Table 4
Average Pricing Characteristics

	At June 8, 2007	At July 26, 2007	Percent Change
Peer Group (1)			
Price/Earnings (x)	17.66x	15.78x	(10.7)%
Price/Core Earnings (x)	18.86	16.83	(10.8)
Price/Book (%)	129.29%	118.56%	(8.3)
Price/Tangible Book (%)	144.32	132.66	(8.1)
Price/Assets (%)	13.32	12.42	(6.8)
All Publicly-Traded Thrifts			
Price/Earnings (x)	20.14x	19.65x	(2.4)%
Price/Core Earnings (x)	20.08	20.54	2.3
Price/Book (%)	143.68%	126.98%	(11.6)
Price/Tangible Book (%)	161.98	144.04	(11.1)
Price/Assets (%)	17.86	16.05	(10.1)
Other			
SNL Thrift Index	1703.4	1511.4	(11.3)

(1) Peer Group data is adjusted to exclude Great Pee Dee Bancorp which became subject to acquisition since the date of the Original Appraisal.

As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The market for recent conversions has pulled back along with the thrift sector in general, with fewer offerings being oversubscribed and typically reflecting only modest price appreciation in initial aftermarket trading activity. As shown in Table 5, two standard conversions, one second-step conversion and three mutual holding company offerings were completed during the past three months. The second step conversions are considered to be more

Table 5
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data				Offering Information				Contribution to Charitable Found.		Insider Purchases					Pro Forma Data							Post-IPO Pricing Trends								
			Financial Info.		Asset Quality								% Off Incl. Fdn. Benefit Plans					Pricing Ratios(3)			Financial Charac.				Closing Price:								
Institution	Conver. Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 7/26/07 ($)	% Change (%)
Standard Conversions																																	
Louisiana Bancorp, Inc., LA	7/10/07	LABC-NASDAQ	$ 216	13.74%	0.12%	852%	$ 63.5	100%	120%	2.3%	N.A.	N.A.	8.0%	4.0%	10.0%	3.4%	0.00%	75.5%	31.5x	23.5%	0.7%	31.1%	2.4%	$10.00	$10.95	9.5%	$10.40	4.0%	$10.72	7.2%	$10.72	7.2%
Quaint Oak Bancorp, Inc., PA*(1)	7/5/07	QNTO-OTCBB	$ 61	7.98%	1.46%	64%	$ 13.9	100%	132%	4.0%	N.A.	N.A.	8.0%	4.0%	10.0%	6.1%	0.00%	84.1%	20.3x	19.1%	0.9%	22.3%	4.2%	$10.00	$9.80	-2.0%	$9.30	-7.0%	$9.00	-10.0%	$9.00	-10.0%
Averages - Standard Conversions:			**$ 139**	**10.86%**	**0.79%**	**458%**	**$ 38.7**	**100%**	**126%**	**3.1%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**4.8%**	**0.00%**	**79.8%**	**25.9x**	**21.3%**	**0.8%**	**26.7%**	**3.3%**	**$10.00**	**$10.38**	**3.8%**	**$9.85**	**-1.5%**	**$9.86**	**-1.4%**	**$9.86**	**-1.4%**
Medians - Standard Conversions:			**$ 139**	**10.86%**	**0.79%**	**458%**	**$ 38.7**	**100%**	**126%**	**3.1%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**4.8%**	**0.00%**	**79.8%**	**25.9x**	**21.3%**	**0.8%**	**26.7%**	**3.3%**	**$10.00**	**$10.38**	**3.8%**	**$9.85**	**-1.5%**	**$9.86**	**-1.4%**	**$9.86**	**-1.4%**
Second Step Conversions																																	
Abington Bancorp, Inc., PA*	6/28/07	ABBC-NASDAQ	$ 951	12.15%	0.25%	67%	$ 139.7	57%	87%	3.6%	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%	1.50%	102.9%	27.2x	22.8%	0.8%	22.1%	3.8%	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.34	-6.6%	$9.34	-6.6%
Averages - Second Step Conversions:			**$ 951**	**12.15%**	**0.25%**	**67%**	**$ 139.7**	**57%**	**87%**	**3.6%**	**N.A.**	**N.A.**	**7.5%**	**3.7%**	**9.3%**	**4.9%**	**1.50%**	**102.9%**	**27.2x**	**22.8%**	**0.8%**	**22.1%**	**3.8%**	**$10.00**	**$9.60**	**-4.0%**	**$9.84**	**-1.6%**	**$9.34**	**-6.6%**	**$9.34**	**-6.6%**
Medians - Second Step Conversions:			**$ 951**	**12.15%**	**0.25%**	**67%**	**$ 139.7**	**57%**	**87%**	**3.6%**	**N.A.**	**N.A.**	**7.5%**	**3.7%**	**9.3%**	**4.9%**	**1.50%**	**102.9%**	**27.2x**	**22.8%**	**0.8%**	**22.1%**	**3.8%**	**$10.00**	**$9.60**	**-4.0%**	**$9.84**	**-1.6%**	**$9.34**	**-6.6%**	**$9.34**	**-6.6%**
Mutual Holding Company Conversions																																	
Benedicial Mutual Bancorp, Inc., P	7/16/07	BNCL-NASDAQ	$ 3,483	11.44%	0.50%	207%	$ 236.1	44%	132%	1.3%	C/S	500K/4.02%	8.8%	4.4%	11.1%	1.3%	0.00%	97.6%	44.9x	20.2%	0.3%	12.2%	2.0%	$10.00	$9.21	-7.9%	$9.38	-6.2%	$9.13	-8.7%	$9.13	-8.7%
Hometown Bancorp, Inc., NY	6/29/07	HTWC-OTCBB	$ 124	7.04%	0.39%	167%	$ 10.7	45%	132%	6.5%	N.A.	N.A.	8.7%	4.4%	10.9%	4.2%	0.00%	82.6%	23.9x	16.6%	0.7%	13.1%	4.9%	$10.00	$10.00	0.0%	$10.00	0.0%	$8.75	-12.5%	$8.75	-12.5%
Averages - Mutual Holding Company Conversions:			**$ 1,804**	**9.24%**	**0.45%**	**187%**	**$ 123.4**	**45%**	**132%**	**3.9%**	**NA**	**NA**	**8.8%**	**4.4%**	**11.0%**	**2.8%**	**0.00%**	**90.1%**	**34.4x**	**18.4%**	**0.5%**	**12.6%**	**3.5%**	**$10.00**	**$9.61**	**-4.0%**	**$9.69**	**-3.1%**	**$8.94**	**-10.6%**	**$8.94**	**-10.6%**
Medians - Mutual Holding Company Conversions:			**$ 1,804**	**9.24%**	**0.45%**	**187%**	**$ 123.4**	**45%**	**132%**	**3.9%**	**NA**	**NA**	**8.8%**	**4.4%**	**11.0%**	**2.8%**	**0.00%**	**90.1%**	**34.4x**	**18.4%**	**0.5%**	**12.6%**	**3.5%**	**$10.00**	**$9.61**	**-4.0%**	**$9.69**	**-3.1%**	**$8.94**	**-10.6%**	**$8.94**	**-10.6%**
Averages - All Conversions:			**$ 967**	**10.47%**	**0.54%**	**272%**	**$92.8**	**69%**	**121%**	**3.5%**	**NA**	**NA**	**8.2%**	**4.1%**	**10.3%**	**4.0%**	**0.30%**	**88.5%**	**29.5x**	**20.4%**	**0.7%**	**20.1%**	**3.5%**	**$10.00**	**$9.91**	**-0.9%**	**$9.78**	**-2.2%**	**$9.39**	**-6.1%**	**$9.39**	**-6.1%**
Medians - All Conversions:			**$ 216**	**11.44%**	**0.39%**	**167%**	**$63.5**	**67%**	**132%**	**3.6%**	**NA**	**NA**	**8.0%**	**4.0%**	**10.0%**	**4.2%**	**0.00%**	**84.1%**	**27.2x**	**20.2%**	**0.7%**	**22.1%**	**3.8%**	**$10.00**	**$9.80**	**-2.0%**	**$9.84**	**-1.6%**	**$9.13**	**-8.7%**	**$9.13**	**-8.7%**

Note: * - Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

July 26, 2007

relevant for our analysis. The only second step conversion completed in the three months ended July 20, 2007, was by Abington Bancorp which represents a similarly-sized transaction (from the standpoint of total assets and market capitalization). Abington Bancorp of PA closed between the minimum and the midpoint of its offering range at a pro forma P/TB ratio of 102.9%, while the pro forma P/E multiple was 27.2 times – Abington Bancorp was trading below its IPO price (i.e., 6.6% below) as of July 26, 2007.

Current market weakness is also evidenced in the aftermarket price performance of two other recent second step transactions completed in 2007 involving relatively large mutual holding companies. Both Peoples United Financial Corp. of CT which completed its second step conversion in April 2006 and Westfield Financial, Inc. of MA which completed its second step conversion transaction in January 2007 were trading below their IPO prices. In terms of their current market pricing ratios, these three recent converted companies were trading at a median P/TB ratio of 101.08% and a median P/E multiple of 25.40 times. A summary of the current market pricing of these recent second step conversions involving relatively large institutions is shown in the schedule below.

Pricing Characteristics and Trends of
Large Second Step Conversion Transactions Completed in 2007

Institution	ST.	Conversion Date	Ticker	Assets ($Mil)	Price as of July 26, 2007 ($)	Change From IPO (%)	Pro Forma As of July 26, 2007 P/TB (%)	Pro Forma As of July 26, 2007 P/E (%)
Second Step Transactions								
Abington Bancorp, Inc.	PA	6/28/07	ABBC	$ 951	$ 9.34	-6.6%	96.11%	25.40x
Peoples United Fin. Corp.	CT	4/16/07	PBCT	$ 10,696	$ 16.73	-16.4%	118.95%	24.26x
Westfield Financial, Inc.	MA	1/4/07	WFD	$ 837	$ 9.09	-9.1%	101.08%	30.91x
Average						**-10.68%**	**105.38%**	26.86x
Median						**-9.10%**	**101.08%**	25.40x

Valuation Approaches

In applying the pro forma market value approach to valuation promulgated by the federal and state regulatory agencies, we considered the three key pricing ratios in valuing ACFC's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the Conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in ACFC's prospectus for reinvestment rate, effective tax rate, offering expenses and stock benefit plan assumptions, and foundation contribution (summarized in Exhibits 2 and 3). In our estimate of value herein, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, taking into account the valuation adjustments noted in the Original Appraisal.

In examining the valuation adjustments made relative to the Peer Group in the Original Appraisal, we concluded that no adjustment for financial condition or earnings prospects were necessary, as the relationship of these parameters relative to the Peer Group remain relatively unchanged based on updated financial data for both. Most of the other valuation adjustments relative to the Peer Group were unchanged including the parameters concerning asset growth, primary market area, dividends, liquidity, management and effect of government regulation and regulatory reform.

The most significant new information that would lead us to a different conclusion other than that reached in our Original Appraisal pertains to the deterioration in the thrift stock market as reflected in the market for thrift stock and the performance in the new issue market. Specifically, the Peer Group's earnings multiples are down in the range of 11% while the P/B and P/TB ratios have diminished by approximately 8%. Likewise, the pricing ratios of all publicly traded thrifts have diminished since the date of the Original Appraisal while the SNL Thrift Index has declined by 11.3%. The new issue market has also weakened as offerings such as Abington Bancorp's second step stock offering closed near the minimum of the offering range and traded down in aftermarket trading. Moreover, companies completing their second step conversion transactions earlier in the year, including Peoples United Fin. Corp and Westfield Financial, Inc. were trading below their IPO prices. IPO market weakness has also been exhibited within other transaction structures. In this regard, recent offerings mutual holding company offerings by Beneficial Mutual Bancorp of PA and Hometown Bancorp of NY as well as Quaint Oak Bancorp's standard conversion offering traded lower in aftermarket trading. Taking the foregoing into account, we have revised the Marketing of the Issue valuation parameter to a "Slight Downward" adjustment in this updated valuation from "No Adjustment" in our Original Appraisal.

	Valuation Adjustment	
Key Valuation Parameters:	Original Appraisal	Updated Appraisal
Financial Condition	Moderate Upward	Moderate Upward
Profitability, Growth and Viability of Earnings	Slight Upward	Slight Upward
Asset Growth	Moderate Upward	Moderate Upward
Primary Market Area	Slight Upward	Slight Upward
Dividends	No Adjustment	No Adjustment
Liquidity of the Shares	Slight Upward	Slight Upward
Marketing of the Issue	No Adjustment	Slight Downward
Management	No Adjustment	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment	No Adjustment

Based on the application of the three valuation approaches, incorporating the relative peer group valuation adjustments above and taking into consideration the change in the Marketing of the Issue valuation parameter from "No Adjustment" in the Original Appraisal to a "Slight Downward" valuation adjustment in this updated appraisal, RP Financial concluded that, as of

July 26, 2007, the aggregate pro forma market value of ACFC's conversion stock was $211,521,980 at the midpoint, equal to 21,152,198 shares at $10.00 per share. The midpoint and resulting valuation range is based on the sale of a 63.82% ownership interest to the public, which provides for a $135.0 million public offering at the midpoint value. The valuation reflects a 10.0% decrease relative to the midpoint pro forma value established in the Original Appraisal. In arriving at this valuation conclusion, we have continued to evaluate each of the three pricing ratios and give similar weight to each approach as in our Original Appraisal. These are discussed below.

P/E Approach. The application of the P/E valuation method requires calculating ACFC's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In examining the valuation earnings base for the Company, we considered the reported trailing 12 months through June 30, 2007, as well as the core earnings base excluding non-recurring earnings. Specifically, in deriving the Company's core earnings, we adjusted reported earnings of $315,000 for net gains on the sale of investment securities and loans of $185,000 and the related tax impact. Thus, as shown below, the Company's core earnings were calculated to equal $3,733,000.

	Amount ($000)
Trailing 12 Month Net Income (06/30/07)	$3,848
Plus: Gains on Sale of Investments and Loans	(185)
Tax Effect (1)	70
Core Earnings Estimate	$3,733

(1) Reflects a 38% tax rate on adjustments.

Based on the reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples at the updated midpoint value of $211.5 million equaled 33.24 times and 33.85 times, respectively. The P/E premium relative to the Peer Group based on reported earnings increased from 79.3% at the midpoint to 110.5% in this Update while the P/E premium relative to the Peer Group based on core earnings increased to 101.1% in the Update, versus a 71.4% premium at the midpoint in the Original Appraisal. In evaluating the appropriateness of the earnings multiples in the updated valuation, RP Financial considered the indicated discounts pursuant to the book value approach.

P/B Approach. The application of the P/B valuation method requires calculating ACFC's pro forma market value by applying a valuation P/B ratio to the Company's pro forma book value. As before, we also examine the price/tangible book ratio ("P/TB"), adjusting for the impact of intangible assets for the Peer Group. Based on the $211.5 million updated midpoint valuation, ACFC's pro forma P/B and P/TB ratios have decreased to 102.13% which represents a 3.7% reduction relative to the midpoint P/TB ratio of 106.10% in the Original Appraisal. Accordingly, the P/TB discount relative to the Peer Group has decreased modestly from 26.5%

in the Original Appraisal to 23.0% in this updated appraisal, notwithstanding the reduction in the valuation.

P/A Approach. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the updated midpoint of the valuation range, ACFC's value equaled 20.75% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 12.42%, which implies a premium of 67.1% has been applied to the Company's pro forma P/A ratio. Comparatively, the P/A premium was 72.9% in the Original Appraisal.

Trading of ACFC Stock. As of the date of the Original Appraisal (June 8, 2007) stock price of $18.56 per share and the 13,676,071 shares of ACFC stock outstanding, the Company's implied market value of $253.8 million was considered in the valuation process. However, since the conversion. After filing of the prospectus and the Original Appraisal, ACFC's stock price decreased to $14.24 per share as of July 26, 2007, resulting in an implied market value of $194.7 million, which is between the minimum and midpoint of the updated valuation range. We will continue to evaluate the trading price during the period prior to closing and may give more weight to the stock price in the future as an indicator of market interest. At the same time, the speculation in market price prior to closing is no substitute to the fundamental valuation methodology set forth in the valuation guidelines.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of July 26, 2007, the estimated aggregate pro forma market value of the Company, inclusive of the sale of the MHC's ownership interest to the public shareholders was $211,521,980 at the midpoint. Based on this valuation and the approximate 63.82% ownership interest being sold in the public offering, the midpoint value of the Company's stock offering is $135,000,000, equal to 13,500,000 shares at a per share value of $10.00. This updated valuation reflects a 13.33% decrease relative to the valuation conclusion set forth in the Original Appraisal. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the Board approved $10.00 per share offering price is set forth below. The pro forma valuation calculations relative to the Peer Group are shown in Table 6 and are detailed in Exhibit 2 and Exhibit 3.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of ACFC stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate percentage ownership in ACFC equal to 36.18% as of June 30, 2007. The exchange ratio to be received by the existing minority shareholders of ACFC will be determined at the end

	Total Shares	Offering Shares	Exchange Shares Issued to the Public Shareholders	Exchange Ratio
Shares				(x)
Supermaximum	27,973,782	17,853,750	10,120,032	2.04545
Maximum	24,325,027	15,525,000	8,800,027	1.77866
Midpoint	21,152,198	13,500,000	7,652,198	1.54666
Minimum	17,979,368	11,475,000	6,504,368	1.31466
Distribution of Shares				
Supermaximum	100.00%	63.82%	36.18%	
Maximum	100.00%	63.82%	36.18%	
Midpoint	100.00%	63.82%	36.18%	
Minimum	100.00%	63.82%	36.18%	
Aggregate Market Value(1)				
Supermaximum	$279,737,820	$178,537,500	$101,200,320	
Maximum	243,250,270	155,250,000	88,000,270	
Midpoint	211,521,980	135,000,000	76,521,980	
Minimum	179,793,680	114,750,000	65,043,680	

(1) Based on offering price of $10.00 per share.

of the offering, based on the total number of shares sold in the subscription and community offerings. Based upon this calculation, and the valuation conclusion and offering range concluded above, the exchange ratio would be vary within the range as noted in the schedule above. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

Respectfully submitted,

RP® FINANCIAL, LC.



James P. Hennessey
Senior Vice President

Table 6
Public Market Pricing
Atlantic Coast Federal Corporation
As of July 26, 2007

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)			Reported		Core			
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)	Offering Size ($Mil)	Exchange Ratio (x)
Atlantic Coast Federal Corporation																					
Superrange	$10.00	$279.74	$0.26	$8.91	38.93x	112.21%	26.43%	113.52%	39.57x	$0.27	2.74%	106.59%	$1,059	23.55%	0.41%	0.68%	2.88%	0.67%	2.84%	178.54	2.04545
Maximum	$10.00	$243.25	$0.28	$9.38	36.06x	106.57%	23.44%	107.92%	36.69x	$0.31	3.15%	113.53%	$1,038	22.00%	0.42%	0.65%	2.96%	0.64%	2.90%	155.25	1.77866
Midpoint	$10.00	$211.52	$0.30	$9.93	33.24x	100.73%	20.75%	102.13%	33.85x	$0.36	3.62%	120.35%	$1,019	20.60%	0.42%	0.62%	3.03%	0.61%	2.98%	135.00	1.54666
Minimum	$10.00	$179.79	$0.33	$10.66	30.06x	93.79%	17.96%	95.21%	30.65x	$0.43	4.26%	128.03%	$1,001	19.15%	0.43%	0.60%	3.12%	0.59%	3.06%	114.75	1.31466
All Public Companies(7)																					
Averages	$16.25	$387.33	$0.79	$13.43	19.65x	126.98%	16.05%	144.04%	20.54x	$0.40	2.40%	34.99%	$3,069	12.69%	0.55%	0.58%	5.48%	0.55%	5.24%		
Medians	13.60	95.42	0.50	11.32	17.68x	119.92%	13.61%	134.56%	18.66x	$0.32	2.32%	19.16%	$793	10.63%	0.35%	0.57%	4.67%	0.58%	4.74%		
All Non-MHC State of GA(7)																					
Averages	$0.27	$14.31	($2.89)	$4.32	NM	6.25%	0.39%	7.71%	NM	$0.00	0.00%	NM	$3,688	6.21%	3.76%	-4.82%	NM	-3.66%	-46.39%		
Medians	$0.27	$14.31	($2.89)	$4.32	NM	6.25%	0.39%	7.71%	NM	$0.00	0.00%	NM	$3,688	6.21%	3.76%	-4.82%	NM	-3.66%	-46.39%		
Comparable Group Averages																					
Averages	$13.94	$72.24	$0.84	$12.00	15.79x	118.56%	12.42%	132.66%	16.83x	$0.33	1.60%	23.46%	$696	10.78%	0.72%	0.69%	7.47%	0.68%	7.15%		
Medians	$12.73	$65.66	$0.91	$10.86	15.38x	108.41%	13.04%	115.28%	16.25x	$0.32	1.66%	18.61%	$707	8.63%	0.27%	0.64%	7.32%	0.58%	7.42%		
Comparable Group																					
CSBC Citizens South Banking of NC	$12.73	$100.39	$0.72	$10.86	17.68	117.22%	13.61%	185.57%	17.68x	$0.32	2.51%	44.44%	$738	11.61%	0.42%	0.78%	6.65%	0.78%	6.65%		
CFFC Community Fin. Corp. of VA	$9.90	$42.53	$0.97	$8.90	10.21	111.24%	9.45%	111.24%	10.21x	$0.26	2.63%	26.80%	$450	8.49%	0.31%	0.96%	11.56%	0.96%	11.56%		
ESBF ESB Financial Corp. of PA	$9.88	$125.61	$0.74	$10.31	12.83	95.83%	6.59%	145.08%	13.35x	$0.40	4.05%	54.05%	$1,905	6.88%	0.22%	0.51%	7.84%	0.49%	7.54%		
FDT Federal Trust Corp of FL	$5.98	$56.15	$0.23	$5.82	23	102.75%	7.94%	102.75%	26.00x	$0.16	2.68%	69.57%	$707	7.73%	1.66%	0.33%	4.67%	0.30%	4.13%		
FSBI Fidelity Bancorp, Inc. of PA	$16.75	$50.08	$1.13	$15.45	12.14	108.41%	6.88%	115.28%	14.82x	$0.56	3.34%	49.56%	$728	6.34%	NA	0.57%	9.41%	0.46%	7.71%		
FCFL First Community Bk Corp of FL	$16.14	$65.66	$0.91	$8.52	17.74	189.44%	16.34%	191.91%	17.74x	$0.00	0.00%	0.00%	$402	8.63%	0.13%	0.92%	10.68%	0.92%	10.68%		
FFBH First Fed. Bancshares of AR	$22.35	$108.89	$1.02	$15.25	19.61	146.56%	13.04%	146.56%	21.91x	$0.64	2.86%	62.75%	$835	8.90%	2.76%	0.64%	7.22%	0.58%	6.46%		
GSLA GS Financial Corp. of LA	$20.00	$25.32	$1.55	$21.49	13.07	93.07%	15.02%	93.07%	12.90x	$0.40	2.00%	25.81%	$169	16.13%	0.11%	1.13%	7.32%	1.14%	7.42%		
JFBI Jefferson Bancshares Inc of TN	$11.70	$75.52	$0.25	$11.41	NM	102.54%	22.90%	102.54%	NM	$0.24	2.05%	NM	$330	22.33%	0.17%	0.44%	1.91%	0.49%	2.17%		

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBITS

LIST OF EXHIBITS

EXHIBIT 1

Stock Prices
As of July 26, 2007

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A
Weekly Thrift Market Line - Part One
Prices As Of July 26, 2007

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(127)	17.29	28,843	455.6	22.12	16.25	17.88	-2.72	-9.60	-12.90	1.02	0.95	15.10	13.51	158.91
SAIF-Insured Thrifts(127)	17.29	28,843	455.6	22.12	16.25	17.88	-2.72	-9.60	-12.90	1.02	0.95	15.10	13.51	158.91
NYSE Traded Companies(13)	21.81	111,578	2,077.0	32.73	20.87	23.62	-5.03	-21.58	-25.59	2.25	1.68	20.59	17.63	230.05
AMEX Traded Companies(4)	17.00	12,777	126.5	21.56	15.09	17.25	-3.31	-12.53	-19.13	1.05	1.02	13.19	12.75	122.56
NASDAQ Listed OTC Companies(110)	16.78	19,827	279.5	20.90	15.75	17.24	-2.43	-8.09	-11.18	0.87	0.86	14.54	13.06	152.03
California Companies(9)	24.18	18,587	531.9	36.90	23.09	26.71	-6.98	-21.54	-23.20	3.10	2.22	23.64	23.32	290.93
Florida Companies(5)	11.66	26,793	293.4	19.92	10.86	12.50	-6.33	-35.99	-33.57	1.05	0.91	11.40	10.84	168.83
Mid-Atlantic Companies(35)	15.93	58,953	899.7	20.11	15.27	16.49	-2.51	-7.68	-12.42	0.83	0.87	13.00	10.83	140.49
Mid-West Companies(41)	17.55	8,938	127.1	21.27	16.13	17.79	-1.39	-7.90	-9.98	0.89	0.85	15.78	14.28	169.14
New England Companies(17)	16.75	33,898	511.9	20.73	16.11	17.21	-2.94	-7.65	-11.82	0.53	0.57	15.29	13.57	123.34
North-West Companies(5)	17.02	28,130	583.8	21.55	15.97	17.53	-2.82	-2.28	-11.92	1.04	1.03	11.98	10.73	102.34
South-East Companies(11)	18.84	8,870	129.0	22.96	17.51	19.36	-2.86	-4.22	-9.98	1.19	1.16	14.98	13.71	135.62
South-West Companies(3)	10.49	14,475	168.2	17.85	9.88	11.05	-4.29	-31.36	-31.69	0.43	0.19	11.87	8.70	113.22
Western Companies (Excl CA)(1)	24.26	7,257	176.1	26.32	18.75	24.26	0.00	4.39	21.36	1.16	1.44	15.13	15.13	289.88
Thrift Strategy(120)	16.94	22,804	341.8	21.58	15.92	17.50	-2.74	-9.70	-12.71	0.99	0.92	15.00	13.43	156.40
Mortgage Banker Strategy(4)	17.57	141,351	2,614.8	26.37	17.13	18.79	-4.53	-25.51	-30.14	1.03	0.89	15.57	12.15	190.34
Real Estate Strategy(1)	15.19	7,730	117.4	15.90	9.81	13.24	14.73	50.40	43.71	0.67	0.65	9.23	9.23	117.41
Diversified Strategy(2)	37.30	152,557	2,681.5	46.83	36.22	40.01	-6.75	-2.27	-17.41	2.79	2.89	23.06	22.77	257.31
Companies Issuing Dividends(110)	17.63	31,331	495.7	22.52	16.59	18.20	-2.70	-10.08	-13.43	1.08	1.01	15.22	13.51	162.56
Companies Without Dividends(16)	14.75	10,179	155.0	19.13	13.66	15.52	-2.83	-6.04	-8.93	0.57	0.48	14.25	13.50	131.51
Equity/Assets <6%(6)	17.25	40,747	755.4	23.35	15.80	17.90	-3.86	-16.34	-12.94	1.52	1.43	14.75	14.21	267.13
Equity/Assets 6-12%(77)	19.32	16,841	309.5	25.16	18.13	20.10	-3.27	-11.62	-14.46	1.30	1.18	16.30	14.82	197.29
Equity/Assets >12%(43)	13.82	47,999	670.4	16.76	13.06	14.07	-1.64	-5.34	-10.22	0.48	0.49	13.09	11.19	80.23
Converted Last 3 Mths (no MHC)(2)	10.03	15,404	148.2	11.87	9.52	10.06	-0.36	5.84	-7.45	0.35	0.35	11.48	11.48	43.26
Actively Traded Companies(10)	22.56	66,550	1,345.5	28.79	22.05	23.20	-2.78	-11.25	-15.76	1.06	1.17	17.65	15.82	197.21
Market Value Below $20 Million(5)	10.52	1,951	17.5	12.40	8.83	10.50	1.18	-1.24	-4.40	0.04	-0.07	9.93	9.69	126.87
Holding Company Structure(120)	17.49	30,288	480.2	22.38	16.44	18.10	-2.87	-9.99	-13.39	1.06	0.98	15.27	13.59	159.75
Assets Over $1 Billion(54)	18.70	63,265	1,010.8	25.74	17.88	19.71	-4.27	-15.81	-20.05	1.42	1.22	16.08	13.38	176.79
Assets $500 Million-$1 Billion(36)	19.26	5,845	90.7	23.10	17.71	19.67	-2.20	-3.43	-7.35	1.02	1.05	15.95	14.71	177.76
Assets $250-$500 Million(25)	13.24	4,213	50.8	15.95	12.70	13.47	-1.46	-8.12	-9.25	0.59	0.62	12.84	12.35	118.70
Assets less than $250 Million(11)	13.65	2,242	24.9	16.36	11.99	13.69	-0.07	-4.50	-6.45	0.14	0.08	13.00	12.88	105.84
Goodwill Companies(88)	18.63	38,256	617.9	24.17	17.51	19.33	-2.99	-11.72	-15.20	1.22	1.12	16.04	13.74	173.77
Non-Goodwill Companies(37)	14.43	8,026	96.7	17.75	13.54	14.80	-2.19	-5.25	-8.22	0.58	0.55	13.01	13.01	128.27
Acquirors of FSLIC Cases(4)	23.78	29,939	870.4	31.93	22.99	25.69	-3.48	-8.92	-14.65	1.52	1.27	21.25	20.85	227.15

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of July 26, 2007

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(40)	12.70	30,960	155.1	15.59	12.10	13.11	-3.16	-0.71	-10.00	0.27	0.27	7.76	7.32	58.41
SAIF-Insured Thrifts(40)	12.70	30,960	155.1	15.59	12.10	13.11	-3.16	-0.71	-10.00	0.27	0.27	7.76	7.32	58.41
AMEX Traded Companies(1)	10.85	2,299	10.6	14.35	10.60	10.80	0.46	-14.23	-13.20	0.44	0.50	8.78	8.78	57.62
NASDAQ Listed OTC Companies(39)	12.75	31,803	159.4	15.63	12.15	13.18	-3.27	-0.31	-9.91	0.26	0.26	7.73	7.28	58.43
Mid-Atlantic Companies(23)	11.93	24,232	125.0	14.97	11.44	12.43	-4.16	-4.04	-11.30	0.28	0.28	7.75	7.27	56.82
Mid-West Companies(7)	15.48	66,816	316.9	17.71	14.42	15.71	-0.99	4.77	-1.62	0.27	0.27	8.24	7.77	62.62
New England Companies(5)	11.37	11,528	61.2	14.14	10.91	11.53	-1.31	-4.23	-14.54	0.24	0.24	7.28	6.95	63.28
South-East Companies(2)	13.42	10,889	45.1	17.00	13.11	13.61	-1.40	-0.37	-19.40	0.24	0.24	5.86	5.77	40.53
South-West Companies(1)	14.80	25,789	171.8	19.00	14.25	15.70	-5.73	48.00	-12.63	0.17	0.17	8.40	8.40	62.27
Thrift Strategy(40)	12.70	30,960	155.1	15.59	12.10	13.11	-3.16	-0.71	-10.00	0.27	0.27	7.76	7.32	58.41
Companies Issuing Dividends(26)	13.41	18,346	114.3	16.33	12.66	13.66	-1.71	-0.54	-10.40	0.31	0.30	7.96	7.36	62.47
Companies Without Dividends(14)	11.49	52,307	224.3	14.35	11.16	12.18	-5.62	-1.00	-9.33	0.20	0.20	7.41	7.26	51.53
Equity/Assets 6-12%(14)	14.07	15,400	126.2	17.70	13.40	14.62	-4.02	-7.34	-13.98	0.37	0.37	8.65	8.01	89.71
Equity/Assets >12%(25)	11.98	39,079	170.2	14.50	11.43	12.32	-2.71	2.75	-7.93	0.21	0.21	7.29	6.96	42.08
Holding Company Structure(37)	12.78	31,606	158.7	15.74	12.15	13.19	-3.14	-0.36	-9.91	0.27	0.27	7.81	7.35	59.89
Assets Over $1 Billion(11)	16.15	84,166	429.4	19.77	15.65	16.60	-2.90	5.08	-7.53	0.29	0.30	8.09	7.47	60.16
Assets $500 Million-$1 Billion(9)	11.26	19,435	88.6	14.36	10.94	11.92	-5.70	-4.90	-17.85	0.21	0.21	7.30	7.29	46.89
Assets $250-$500 Million(19)	11.36	7,499	35.9	13.79	10.63	11.71	-2.83	-1.95	-9.07	0.26	0.25	7.64	7.18	60.56
Assets less than $250 Million(1)	10.85	2,299	10.6	14.35	10.60	10.80	0.46	-14.23	-13.20	0.44	0.50	8.78	8.78	57.62
Goodwill Companies(18)	12.70	40,725	181.2	15.30	12.00	12.87	-1.42	-2.09	-9.32	0.27	0.27	7.70	6.74	65.26
Non-Goodwill Companies(21)	12.88	21,560	128.0	16.10	12.33	13.47	-4.44	0.66	-10.55	0.27	0.27	7.83	7.83	54.30
MHC Institutions(40)	12.70	30,960	155.1	15.59	12.10	13.11	-3.16	-0.71	-10.00	0.27	0.27	7.76	7.32	58.41
MHC Converted Last 3 Months(1)	9.13	82,265	333.0	9.69	9.05	9.32	-2.04	-8.70	-8.70	0.15	0.14	7.12	5.43	44.62

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of July 26, 2007

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst- anding (000)	Market Capitalization: Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	23.60	96,852	2,285.7	31.75	23.28	24.32	-2.96	-19.43	-21.75	1.67	1.66	12.57	10.66	220.89
BFF	BFC Financial Corp. of FL(8)	3.33	35,847	119.4	7.06	3.20	3.38	-1.48	-43.27	-49.92	-0.10	-0.24	4.54	2.38	212.17
BBX	BankAtlantic Bancorp of FL	7.96	58,089	462.4	14.96	7.50	7.57	5.15	-40.86	-42.36	0.25	0.05	8.87	7.54	109.83
DSL	Downey Financial Corp. of CA	53.10	27,854	1,479.0	75.29	52.21	60.20	-11.79	-20.01	-26.84	7.30	6.39	51.68	51.57	547.06
FED	FirstFed Financial Corp. of CA	48.30	16,010	773.3	69.70	44.60	54.60	-11.54	-16.01	-27.88	8.14	7.77	45.65	45.60	533.00
FBC	Flagstar Bancorp, Inc. of MI	11.37	62,360	709.0	15.59	10.73	11.70	-2.82	-22.39	-23.38	1.03	0.61	12.79	12.79	247.47
GLK	Great Lakes Bancorp, Inc of NY	13.19	10,922	144.1	16.98	11.68	13.00	1.46	-8.34	-6.05	-0.13	-0.13	12.42	12.42	82.84
IMB	IndyMac Bancorp, Inc. of CA	23.83	73,579	1,753.4	48.14	22.01	26.54	-10.21	-45.27	-47.23	4.29	-1.42	27.93	26.40	403.57
NYB	New York Community Bcrp of NY	16.23	313,852	5,093.8	18.15	15.69	17.37	-6.56	-1.34	0.81	0.74	0.81	11.83	4.67	89.14
NAL	NewAlliance Bancshares of CT	13.70	113,452	1,554.3	17.09	13.44	13.69	0.07	-5.52	-16.46	0.42	0.43	12.62	7.40	70.32
PFB	PFF Bancorp, Inc. of Pomona CA	16.49	23,420	386.2	39.49	16.07	18.46	-10.67	-56.66	-52.22	2.39	2.40	16.96	16.90	194.43
PFS	Provident Fin. Serv. Inc of NJ	14.37	63,449	911.8	18.94	13.90	14.85	-3.23	-19.31	-20.74	0.85	0.83	16.06	9.32	90.51
SOV	Sovereign Bancorp, Inc. of PA	19.56	479,100	9,371.2	26.70	19.32	21.09	-7.25	-3.88	-22.96	0.07	0.75	17.74	6.32	171.56
AMEX Traded Companies															
FDT	Federal Trust Corp of FL	5.98	9,389	56.1	10.89	5.94	7.10	-15.77	-43.64	-40.79	0.26	0.23	5.82	5.82	75.33
GOV	Gouverneur Bcp MHC of NY(42.8)	10.85	2,299	10.6	14.35	10.60	10.80	0.46	-14.23	-13.20	0.44	0.50	8.78	8.78	57.62
WFD	New Westfield Fin. Inc. of MA	9.09	31,926	290.2	11.13	8.64	9.38	-3.09	3.77	-13.76	0.17	0.18	9.19	9.19	31.76
TSH	Teche Hlding Cp of N Iberia LA	45.01	2,209	99.4	54.40	38.61	45.00	0.02	-8.27	-12.60	3.27	3.25	29.61	27.87	325.99
WSB	Washington SB, FSB of Bowie MD	7.93	7,585	60.1	9.80	7.15	7.51	5.59	-1.98	-9.37	0.48	0.43	8.12	8.12	57.17
NASDAQ Listed OTC Companies															
ABBCD	Abington Bancorp, Inc. of PA	9.34	24,461	228.5	12.74	8.89	9.47	-1.37	4.47	-22.10	0.37	0.37	9.71	9.71	43.87
ALLB	Alliance Bank MHC of PA (45.0)	9.10	7,225	29.6	11.94	8.97	9.22	-1.30	-20.45	-15.43	0.19	0.19	6.86	6.86	58.02
ASBI	Ameriana Bancorp of IN	9.51	2,989	28.4	14.24	9.49	9.57	-0.63	-28.98	-27.24	-0.41	-0.13	10.84	10.56	146.20
ABNJ	American Bancorp of NJ	10.38	12,469	129.4	12.39	10.20	10.36	0.19	-11.58	-13.36	0.10	0.10	8.73	8.73	44.45
ABCW	Anchor BanCorp Wisconsin of WI	22.85	21,669	495.1	31.03	22.09	23.33	-2.06	-23.68	-20.71	1.80	1.70	15.55	14.63	209.50
ACFC	Atl Cst Fed Cp of GA MHC(36.8)(8)	14.24	13,673	72.3	20.06	14.20	14.48	-1.66	-8.25	-21.89	0.35	0.35	6.58	6.37	64.82
BCSB	BCSB Bankcorp MHC of MD (36.5)(8)	10.25	5,915	22.1	17.30	8.45	9.43	8.70	-8.73	-31.67	-1.79	-1.14	5.82	5.40	122.81
BKMU	Bank Mutual Corp of WI	10.74	55,195	592.8	12.76	10.44	11.19	-4.02	-12.25	-11.31	0.36	0.35	9.14	8.14	66.01
BFIN	BankFinancial Corp. of IL	13.79	23,175	319.6	18.50	13.70	14.69	-6.13	-19.12	-22.57	0.37	0.36	13.36	11.99	67.61
BKUNA	BankUnited Fin. Corp. of FL	16.54	35,626	589.3	31.82	16.00	18.36	-9.91	-44.16	-40.84	2.79	2.45	22.37	21.58	391.38
BNCL	Beneficial Mut MHC of PA(44.3)	9.13	82,265	333.0	9.69	9.05	9.32	-2.04	-8.70	-8.70	0.15	0.14	7.12	5.43	44.62
BFBC	Benjamin Frkln Bncrp Inc of MA	13.25	8,200	108.7	16.94	13.15	13.75	-3.64	-5.36	-18.71	0.50	0.64	13.29	8.83	108.68
BHLB	Berkshire Hills Bancorp of MA	28.61	8,807	252.0	39.67	28.11	30.01	-4.67	-15.25	-14.49	1.29	1.63	29.87	16.13	246.91
BRBI	Blue River Bancshares of IN	5.58	3,507	19.6	7.00	1.49	5.20	7.31	-15.96	-8.52	0.16	0.16	5.14	4.17	65.90
BOFI	Bofi Holding, Inc. Of CA	7.48	8,277	61.9	8.00	6.09	7.12	5.06	1.91	7.94	0.36	0.32	8.21	8.21	102.33
BYFC	Broadway Financial Corp. of CA	10.49	1,638	17.2	11.29	10.25	10.88	-3.58	-0.10	-0.10	0.97	0.97	10.89	10.89	186.02
BRKL	Brookline Bancorp, Inc. of MA	10.64	59,585	634.0	14.25	10.44	11.21	-5.08	-17.71	-19.21	0.34	0.34	9.53	8.68	39.46
BFSB	Brooklyn Fed MHC of NY (30.0)	14.24	13,420	56.5	15.50	12.00	14.70	-3.13	18.67	7.88	0.28	0.28	6.27	6.27	29.72
CITZ	CFS Bancorp, Inc of Munster IN	14.17	10,980	155.6	15.26	14.10	14.28	-0.77	-4.26	-3.28	0.49	0.43	11.88	11.76	112.70
CMSB	CMS Bancorp, Inc. of NY	10.50	2,055	21.6	12.00	10.00	10.56	-0.57	5.00	5.00	0.09	0.05	11.73	11.73	68.29
CFFN	Capitol Fd Fn MHC of KS (29.5)	32.75	74,270	715.2	40.42	32.20	33.90	-3.39	-5.10	-14.76	0.54	0.54	11.72	11.72	109.03
CARV	Carver Bancorp, Inc. of NY	15.50	2,508	38.9	18.12	14.52	15.76	-1.65	-12.33	-0.51	1.03	1.48	20.58	18.03	293.29
CEBK	Central Bncrp of Somerville MA	24.50	1,640	40.2	33.90	23.90	24.43	0.29	-23.44	-24.29	0.91	0.69	24.86	23.49	344.81
CFBK	Central Federal Corp. of OH	6.37	4,435	28.3	8.46	6.22	6.82	-6.60	-20.87	-13.45	0.06	0.01	6.51	6.51	54.28
CHEV	Cheviot Fin Cp MHC of OH(42.1)	13.06	9,308	51.8	13.75	11.51	13.36	-2.25	10.21	-1.21	0.20	0.20	7.70	7.70	33.81
CBNK	Chicopee Bancorp, Inc. of MA	14.29	7,439	106.3	16.19	12.70	14.24	0.35	-1.24	-8.69	-0.31	-0.34	14.64	14.64	62.41
CZWI	Citizens Comm Bncorp Inc of WI	9.00	7,114	64.0	11.12	8.75	9.15	-1.64	-10.63	-7.98	0.03	0.03	10.91	9.90	42.47
CTZN	Citizens First Bancorp of MI	18.85	8,160	153.8	31.64	18.50	18.81	0.21	-29.80	-38.68	1.15	1.12	22.01	20.49	219.66
CSBC	Citizens South Banking of NC	12.73	7,886	100.4	13.86	12.13	12.69	0.32	1.03	-1.62	0.72	0.72	10.86	6.86	93.54
CSBK	Clifton Svg Bp MHC of NJ(43.3)	9.98	28,791	127.9	12.35	9.94	10.33	-3.39	-8.27	-18.13	0.10	0.10	6.61	6.61	28.37
COBK	Colonial Bank MHC of NJ (46.0)	11.81	4,433	24.6	16.05	11.81	13.67	-13.61	-10.12	-16.00	0.38	0.37	8.40	8.40	93.02
CFFC	Community Fin. Corp. of VA	9.90	4,296	42.5	12.97	9.68	10.61	-6.69	-8.25	-15.53	0.97	0.97	8.90	8.90	104.78
DCOM	Dime Community Bancshars of NY	11.44	35,258	403.4	15.36	11.31	12.57	-8.99	-17.34	-18.34	0.79	0.74	8.09	6.51	93.58
ESBF	ESB Financial Corp. of PA	9.88	12,714	125.6	12.05	9.70	9.95	-0.70	-12.95	-10.18	0.77	0.74	10.31	6.81	149.84
ESSA	ESSA Bancorp, Inc. of PA	10.70	16,981	181.7	12.21	10.49	10.99	-2.64	7.00	7.00	0.35	0.35	11.50	11.50	53.43
ESBK	Elmira Svgs Bank, FSB of NY	20.40	1,452	29.6	28.92	19.75	22.00	-7.27	-17.61	-25.82	1.16	1.54	17.07	16.93	259.04
EBTX	Encore Bancshares, Inc. of TX(8)	22.56	7,897	178.2	23.12	21.75	22.25	1.39	7.43	7.43	0.00	0.00	0.00	0.00	0.00
FFDF	FFD Financial Corp of Dover OH	15.90	1,106	17.6	18.51	15.00	15.90	0.00	-1.73	-9.19	1.43	1.33	16.01	16.01	153.28
FFCO	FedFirst Fin MHC of PA (45.8)	9.11	6,708	28.0	10.50	8.64	9.00	1.22	-9.62	-6.08	-0.13	-0.13	6.90	6.74	42.51

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of July 26, 2007

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
FSBI	Fidelity Bancorp, Inc. of PA	16.75	2,990	50.1	19.75	16.71	16.75	0.00	-11.84	-10.14	1.38	1.13	15.45	14.53	243.54
FBTC	First BancTrust Corp of IL	11.50	2,293	26.4	12.50	10.75	11.40	0.88	-3.60	-2.54	0.46	0.41	11.58	11.02	130.47
FBEI	First Bancorp of Indiana of IN	15.00	1,841	27.6	20.82	14.63	15.00	0.00	-23.08	-24.28	0.43	0.37	18.49	14.74	197.74
FBSI	First Bancshares, Inc. of MO	16.59	1,551	25.7	17.99	15.10	16.28	1.90	-2.41	-4.66	-0.19	-0.24	17.17	16.98	155.76
FCAP	First Capital, Inc. of IN	16.38	2,838	46.5	19.25	16.38	16.99	-3.59	-8.24	-11.70	1.24	1.13	15.65	13.62	158.74
FCLF	First Clover Leaf Fin Cp of IL	10.18	9,074	92.4	12.46	10.00	10.50	-3.05	-9.51	-11.48	0.24	0.25	10.31	9.06	41.66
FCFL	First Community Bk Corp of FL	16.14	4,068	65.7	22.00	14.01	16.95	-4.78	-15.32	-10.28	0.91	0.91	8.52	8.41	98.77
FDEF	First Defiance Fin. Corp of OH	26.03	7,178	186.8	30.70	25.40	26.68	-2.44	0.93	-13.95	2.14	1.91	22.92	17.28	211.54
FFNM	First Fed of N. Michigan of MI	8.38	2,996	25.1	9.80	8.01	8.20	2.20	-10.28	-7.91	0.09	0.10	11.64	10.35	90.74
FFBH	First Fed. Bancshares of AR	22.35	4,872	108.9	25.43	22.35	23.10	-3.25	-0.67	-8.10	1.14	1.02	15.25	15.25	171.34
FFSX	First Federal Bankshares of IA	18.74	3,395	63.6	22.51	18.06	18.55	1.02	-14.04	-13.64	0.93	0.68	20.65	15.19	190.78
FFCH	First Fin. Holdings Inc. of SC	28.37	11,841	335.9	41.50	28.03	30.52	-7.04	-16.61	-27.59	2.32	2.21	15.99	14.06	227.29
FFHS	First Franklin Corp. of OH	13.50	1,680	22.7	18.19	13.15	13.59	-0.66	-20.31	-12.90	0.78	1.24	15.30	15.30	197.10
FKFS	First Keystone Fin., Inc of PA	15.40	2,428	37.4	20.61	15.40	17.75	-13.24	-11.55	-20.62	0.34	0.42	14.30	14.30	214.96
FMSB	First Mutual Bncshrs Inc of WA(8)	25.99	6,695	174.0	27.08	20.92	26.01	-0.08	24.83	12.12	1.64	1.31	10.81	10.81	157.86
FNFG	First Niagara Fin. Group of NY	12.02	106,210	1,276.6	15.43	11.49	12.62	-4.75	-16.82	-19.11	0.79	0.81	13.06	6.02	74.81
FPTB	First PacTrust Bancorp of CA	21.98	4,416	97.1	28.92	21.98	23.44	-6.23	-22.61	-20.68	1.05	1.05	18.83	18.83	178.39
FPFC	First Place Fin. Corp. of OH	15.62	17,236	269.2	25.49	15.30	16.20	-3.58	-31.28	-33.50	1.42	1.25	19.15	13.19	179.59
FFIC	Flushing Fin. Corp. of NY	15.13	21,253	321.6	18.79	14.41	15.38	-1.63	-10.10	-11.36	0.99	0.94	10.34	9.49	138.38
FXCB	Fox Chase Bncp MHC of PA(44.5)	11.26	14,680	73.5	14.32	10.69	12.53	-10.14	12.60	-16.59	0.25	0.24	8.62	8.62	50.56
FBTX	Franklin Bank Corp of TX	12.00	25,346	304.2	21.88	11.76	13.11	-8.47	-37.04	-41.58	0.60	0.11	13.97	7.64	191.46
GSLA	GS Financial Corp. of LA	20.00	1,266	25.3	22.01	16.50	20.47	-2.30	17.30	1.01	1.53	1.55	21.49	21.49	133.19
PEDE	Great Pee Dee Bancorp of SC(8)	18.70	1,790	33.5	20.16	14.38	19.23	-2.76	21.04	20.65	0.89	0.87	15.27	14.97	122.34
GCBC	Green Co Bcrp MHC of NY (44.4)	12.30	4,150	22.6	17.00	11.33	12.35	-0.40	-20.65	-20.65	0.57	0.61	8.52	8.52	77.45
HFFC	HF Financial Corp. of SD	17.10	3,988	68.2	18.50	15.45	17.36	-1.50	0.12	-1.04	1.42	1.88	15.49	14.25	249.78
HMNF	HMN Financial, Inc. of MN	34.81	4,276	148.8	36.10	32.25	34.91	-0.29	-3.31	0.87	2.09	1.81	22.17	21.27	261.24
HBNK	Hampden Bancorp, Inc. of MA	10.20	7,950	81.1	13.00	9.00	10.50	-2.86	2.00	2.00	-0.35	-0.36	12.80	12.80	64.26
HARL	Harleysville Svgs Fin Cp of PA	15.20	3,921	59.6	19.93	14.81	15.80	-3.80	-11.37	-17.75	0.92	0.89	12.55	12.55	194.76
HWFG	Harrington West Fncl Grp of CA	16.00	5,547	88.8	18.49	15.00	15.99	0.06	-1.48	-7.25	1.44	1.46	12.48	11.33	203.06
HBOS	Heritage Fn Gp MHC of GA(29.9)	13.42	10,889	45.1	17.00	13.11	13.61	-1.40	-0.37	-19.40	0.24	0.24	5.86	5.77	40.53
HIFS	Hingham Inst. for Sav. of MA	30.81	2,119	65.3	38.49	29.89	31.70	-2.81	-17.84	-10.12	2.02	2.02	24.80	24.80	330.07
HOME	Home Fed Bncp MHC of ID (40.8)(8)	14.22	15,232	88.0	17.99	14.00	14.88	-4.44	-3.00	-17.13	0.38	0.32	7.29	7.29	48.97
HFBC	HopFed Bancorp, Inc. of KY	15.53	3,618	56.2	16.80	15.00	15.99	-2.88	-0.83	-3.54	1.03	1.06	14.69	12.37	212.91
HCBK	Hudson City Bancorp, Inc of NJ	11.88	531,830	6,318.1	14.25	11.45	11.58	2.59	-8.05	-14.41	0.54	0.54	9.08	8.78	70.45
IFSB	Independence FSB of DC	10.10	1,552	15.7	12.80	8.57	10.00	1.00	12.85	0.20	-2.40	-2.74	7.67	7.67	102.28
ISBC	Investors Bcrp MHC of NJ(45.7)	12.31	113,086	654.6	16.00	12.00	12.78	-3.68	-8.13	-21.74	0.23	0.25	7.64	7.64	48.50
JXSB	Jcksnville Bcp MHC of IL(47.7)	13.39	1,987	12.7	13.80	11.18	13.15	1.83	5.02	3.48	0.34	0.34	10.80	9.38	138.62
JFBI	Jefferson Bancshares Inc of TN	11.70	6,455	75.5	13.57	11.50	11.73	-0.26	-9.65	-10.14	0.22	0.25	11.41	11.41	51.09
KFED	K-Fed Bancorp MHC of CA (37.3)(8)	13.26	13,970	69.8	20.08	13.20	13.94	-4.88	-11.89	-29.66	0.34	0.34	6.56	6.25	57.18
KNBT	KNBT Bancorp, Inc. of PA	12.90	25,998	335.4	17.52	12.77	14.00	-7.86	-19.73	-22.89	0.91	0.94	13.91	8.80	111.81
KFFB	KY Fst Fed Bp MHC of KY (44.5)	10.18	8,381	38.6	10.70	9.60	10.07	1.09	0.39	-0.68	0.10	0.10	7.44	5.63	31.88
KRNY	Kearny Fin Cp MHC of NJ (29.7)	12.06	71,602	259.7	17.07	11.38	12.63	-4.51	-16.77	-24.91	0.05	0.05	6.61	5.46	28.04
LSBX	LSB Corp of No. Andover MA	15.50	4,602	71.3	18.06	15.50	16.18	-4.20	-8.55	-6.46	0.14	0.66	12.87	12.87	121.62
LSBI	LSB Fin. Corp. of Lafayette IN	24.79	1,596	39.6	27.54	24.25	25.00	-0.84	-2.71	1.18	2.02	1.93	22.07	22.07	226.58
LSBK	Lake Shore Bnp MHC of NY(45.0)	10.26	6,613	30.5	14.50	10.01	10.33	-0.68	1.68	-18.31	0.27	0.27	8.19	8.19	53.22
LEGC	Legacy Bancorp, Inc. of MA	13.17	10,011	131.8	16.41	13.16	14.45	-8.86	-13.81	-16.91	0.22	0.36	14.43	14.12	82.17
LBCP	Liberty Bancorp, Inc. of MO	10.50	4,761	50.0	11.52	9.95	10.51	-0.10	4.48	-2.14	0.38	0.35	10.29	10.29	62.77
LABC	Louisiana Bancorp, Inc. of LA	10.72	6,346	68.0	10.99	10.15	10.65	0.66	7.20	7.20	0.32	0.32	13.25	13.25	42.64
MAFB	MAF Bancorp, Inc. of IL(8)	53.03	32,930	1,746.3	55.01	39.50	53.95	-1.71	27.94	18.66	2.44	2.49	33.04	20.75	317.24
MFBC	MFB Corp. of Mishawaka IN	33.60	1,311	44.0	36.19	30.28	33.75	-0.44	10.74	-1.78	2.81	2.80	31.16	28.51	382.58
MSBF	MSB Fin Corp MHC of NJ (45.0)	9.71	5,621	24.6	12.50	9.65	10.02	-3.09	-2.90	-2.90	0.28	0.28	7.68	7.68	50.29
MGYR	Magyar Bancorp MHC of NJ(46.0)	12.20	5,924	33.2	15.20	11.10	12.89	-5.35	9.61	-11.34	0.15	0.14	8.25	8.25	79.02
MASB	MassBank Corp. of Reading MA	34.00	4,320	146.9	34.36	32.20	33.49	1.52	4.23	3.37	1.69	1.60	25.14	24.89	191.71
MFLR	Mayflower Co-Op. Bank of MA	11.50	2,096	24.1	14.97	10.00	11.66	-1.37	-8.07	-5.58	0.54	0.49	9.24	9.22	113.91
CASH	Meta Financial Group of IA	40.20	2,570	103.3	41.50	22.32	40.47	-0.67	74.03	34.90	0.19	1.04	17.40	16.08	283.82
MFSF	MutualFirst Fin. Inc. of IN	18.00	4,329	77.9	22.92	16.50	17.30	4.05	-11.11	-15.09	0.98	0.99	20.24	16.69	218.38
NASB	NASB Fin, Inc. of Grandview MO	28.90	8,038	232.3	44.06	28.90	30.32	-4.68	-14.37	-30.11	2.39	1.18	18.78	18.41	192.32
NECB	NE Comm Bncrp MHC of NY (45.0)	9.38	13,225	55.8	12.60	9.30	10.89	-13.87	-13.94	-23.68	0.12	0.12	7.35	7.35	21.92
NHTB	NH Thrift Bancshares of NH	15.14	5,066	76.7	16.99	14.17	15.90	-4.78	-8.24	-5.37	0.93	0.80	9.29	6.89	129.21
NVSL	Naug Vlly Fin MHC of CT (44.2)	11.20	7,408	37.2	12.95	10.05	11.10	0.90	1.82	-8.94	0.17	0.17	6.82	6.79	57.25
NTBK	NetBank, Inc. of Alpharetta GA(8)	0.27	52,982	14.3	6.74	0.18	0.28	-3.57	-95.25	-94.18	-3.81	-2.89	4.32	3.50	69.60
NEBS	New England Bnchrs Inc. of CT	11.28	5,347	60.3	13.70	11.14	11.56	-2.42	-6.00	-14.80	0.19	0.18	10.65	10.33	51.71
NFSB	Newport Bancorp, Inc. of RI	12.28	4,878	59.9	14.48	12.06	12.49	-1.68	-6.54	-10.10	-0.29	-0.29	12.37	12.37	62.24
FFFD	North Central Bancshares of IA	39.25	1,365	53.6	41.33	38.20	40.00	-1.88	-2.14	0.00	3.37	3.37	30.68	27.06	374.22
NWSB	Northwest Bcrp MHC of PA(39.1)	26.03	49,149	509.5	29.73	24.64	26.05	-0.08	3.66	-5.21	0.96	0.95	12.38	9.03	136.97

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of July 26, 2007

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	10.05	8,550	38.8	13.83	9.94	11.54	-12.91	-19.66	-26.91	0.34	0.34	7.34	7.34	67.19
OCFC	OceanFirst Fin. Corp of NJ	15.86	12,318	195.4	24.00	15.36	16.19	-2.04	-27.91	-30.83	0.24	0.77	10.17	10.17	166.28
ONFC	Oneida Financl MHC of NY(44.6)	11.75	7,787	40.8	12.86	10.81	11.63	1.03	8.20	-0.51	0.52	0.53	7.50	4.95	58.43
ORIT	Oritani Fin Cp MHC of NJ(32.0)	13.15	40,552	170.6	16.00	12.84	13.47	-2.38	31.50	31.50	0.07	0.08	6.55	6.55	30.11
OSBK	Osage Bancshares, Inc. of OK	8.97	3,604	32.3	13.82	8.00	8.98	-0.11	-25.68	-21.80	0.26	0.26	9.76	9.76	34.97
PSBH	PSB Hldgs Inc MHC of CT (45.2)	9.75	6,800	30.0	11.48	9.51	9.86	-1.12	-8.45	-12.48	0.25	0.25	7.59	6.41	71.03
PVFC	PVF Capital Corp. of Solon OH	15.19	7,730	117.4	15.90	9.81	13.24	14.73	50.40	43.71	0.67	0.65	9.23	9.23	117.41
PBCI	Pamrapo Bancorp, Inc. of NJ	18.41	4,976	91.6	26.50	18.41	18.87	-2.44	-6.64	-21.86	1.20	1.14	11.79	11.79	128.60
PFED	Park Bancorp of Chicago IL	30.98	1,251	38.8	36.00	29.00	30.98	0.00	-5.40	-7.47	-0.09	-0.09	25.26	25.26	176.51
PVSA	Parkvale Financial Corp of PA	29.66	5,613	166.5	34.60	28.21	29.65	0.03	-0.77	-6.58	2.37	2.32	22.96	17.35	325.19
PRTR	Partners Trust Fin. Grp. of NY	12.00	43,451	521.4	12.10	9.81	11.98	0.17	15.83	3.09	0.50	0.53	11.32	5.54	85.77
PBHC	Pathfinder BC MHC of NY (35.8)	10.12	2,484	8.9	16.00	10.12	11.29	-10.36	-15.67	-22.39	0.38	0.30	8.43	6.83	127.70
PFDC	Peoples Bancorp of Auburn IN	18.13	3,145	57.0	21.00	16.62	18.50	-2.00	-6.06	-6.40	0.91	0.88	19.70	18.92	156.62
PCBI	Peoples Community Bcrp. of OH	15.30	4,830	73.9	19.77	14.01	16.57	-7.66	-13.17	-15.00	-1.11	-1.12	18.06	11.98	209.42
PBCT	Peoples United Financial of CT	16.73	298,830	4,999.4	22.81	16.30	17.93	-6.69	-2.45	-21.27	0.65	0.69	14.41	14.06	45.49
PROV	Provident Fin. Holdings of CA	19.92	6,544	130.4	32.80	19.59	23.15	-13.95	-33.62	-34.52	2.00	1.05	20.11	20.11	270.48
PBNY	Provident NY Bncrp, Inc. of NY	13.53	41,667	563.8	16.00	11.42	12.22	10.72	2.42	-9.68	0.47	0.48	9.90	5.79	67.23
PBIP	Prudential Bncp MHC PA (42.7)	12.75	11,814	65.7	13.89	12.75	13.23	-3.63	-4.64	-4.85	0.31	0.31	7.20	7.20	39.59
PULB	Pulaski Fin Cp of St. Louis MO	13.60	9,975	135.7	17.75	12.11	14.79	-8.05	-19.57	-14.63	0.98	0.80	7.95	7.50	106.63
RPFG	Rainier Pacific Fin Grp of WA	15.86	6,568	104.2	23.50	14.87	17.23	-7.95	-13.76	-20.02	0.45	0.42	13.37	12.87	137.44
RIVR	River Valley Bancorp of IN	17.85	1,628	29.1	20.24	17.00	17.85	0.00	-3.51	-1.11	1.27	1.26	14.95	14.93	208.13
RVSB	Riverview Bancorp, Inc. of WA	13.93	11,567	161.1	17.75	12.38	14.34	-2.86	8.24	-8.36	1.00	0.99	8.66	6.39	70.92
RCKB	Rockville Fin MHC of CT (45.0)	14.35	19,481	125.5	18.20	14.09	14.72	-2.51	-2.25	-19.61	0.35	0.34	7.99	7.94	63.65
ROMA	Roma Fin Corp MHC of NJ (31.0)	14.82	32,732	150.4	17.37	14.14	14.76	0.41	-1.13	-10.51	0.17	0.17	7.25	7.23	27.13
ROME	Rome Bancorp, Inc. of Rome NY	11.44	8,341	95.4	13.00	11.11	11.89	-3.78	-7.74	-10.27	0.41	0.40	9.13	9.13	36.32
SIFI	SI Fin Gp Inc MHC of CT (41.3)	10.17	12,422	52.2	13.94	10.00	10.43	-2.49	-8.05	-17.11	0.20	0.19	6.70	6.64	61.18
SVBI	Severn Bancorp, Inc. of MD	15.28	10,066	153.8	22.55	14.80	16.33	-6.43	-11.68	-12.54	1.52	1.49	8.88	8.84	90.64
SUPR	Superior Bancorp of AL	8.79	34,658	304.6	11.93	8.60	9.47	-7.18	-20.09	-22.49	0.19	0.14	8.04	4.32	70.74
SYNF	Synergy Financial Group of NJ(8)	12.58	11,382	143.2	16.69	12.44	13.50	-6.81	-18.31	-23.67	0.34	0.34	8.75	8.70	84.92
THRD	TF Fin. Corp. of Newtown PA	28.05	2,885	80.9	33.49	27.00	30.13	-6.90	3.89	-9.52	1.96	1.91	23.39	21.81	229.32
TFSL	TFS Fin Corp MHC of OH (31.5)	11.39	332,319	1,198.2	12.60	10.68	11.85	-3.88	13.90	13.90	0.15	0.24	5.56	5.56	28.74
TONE	TierOne Corp. of Lincoln NE(8)	24.91	18,058	449.8	34.97	24.05	28.60	-12.90	-26.37	-21.20	2.30	2.29	20.18	17.40	190.57
TSBK	Timberland Bancorp, Inc. of WA	15.85	7,025	111.3	19.53	14.95	15.54	1.99	-4.06	-14.60	1.15	1.12	11.08	10.08	87.94
TRST	TrustCo Bank Corp NY of NY	9.35	75,016	701.4	11.48	9.15	9.62	-2.81	-14.85	-15.92	0.60	0.61	3.20	3.19	43.26
UCBA	United Comm Bncp MHC IN (45.0)	12.11	8,298	46.1	13.70	10.43	12.06	0.41	14.25	1.09	0.32	0.22	7.49	7.49	46.55
UCFC	United Community Fin. of OH	7.28	30,213	220.0	13.30	6.75	8.50	-14.35	-41.05	-40.52	0.75	0.68	9.29	8.13	89.80
UBNK	United Fin Grp MHC of MA(46.4)(8)	12.61	17,072	100.4	16.00	12.50	13.16	-4.18	-2.63	-8.62	0.24	0.25	8.11	8.10	60.55
UWBK	United Western Bncp, Inc of CO	24.26	7,257	176.1	26.32	18.75	24.26	0.00	4.39	21.36	1.16	1.44	15.13	15.13	289.88
VPFG	ViewPoint Finl MHC of TX(45.0)	14.80	25,789	171.8	19.00	14.25	15.70	-5.73	48.00	-12.63	0.17	0.17	8.40	8.40	62.27
WSFS	WSFS Financial Corp. of DE	57.86	6,283	363.5	70.85	56.13	62.08	-6.80	-2.10	-13.55	4.92	5.09	31.70	31.47	469.13
WVFC	WVS Financial Corp. of PA	16.40	2,320	38.0	17.95	15.77	16.40	0.00	0.00	-0.61	1.55	1.55	13.25	13.25	167.99
WFSL	Washington Federal, Inc. of WA	22.42	87,361	1,958.6	25.40	21.68	22.99	-2.48	0.45	-4.72	1.57	1.57	14.82	13.58	113.07
WAUW	Wauwatosa Hlds MHC of WI(30.4)	15.48	33,148	155.5	19.00	15.32	15.60	-0.77	-5.26	-13.13	0.22	0.22	6.94	6.94	49.70
WAYN	Wayne Savings Bancshares of OH	13.25	3,194	42.3	15.27	13.25	13.70	-3.28	-13.23	-8.30	0.69	0.71	11.05	10.29	128.04
WFBC	Willow Financial Bcp Inc of PA	11.43	15,626	178.6	15.95	10.68	11.61	-1.55	-25.44	-19.56	0.64	0.65	13.40	6.37	98.12

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B
Weekly Thrift Market Line - Part Two
Prices As Of July 26, 2007

Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Key Financial Ratios: Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(127)	11.81	10.55	0.59	6.08	4.99	0.57	5.77	0.59	203.71	0.88	18.20	116.29	13.17	135.33	19.38	0.45	2.63	41.16
NYSE Traded Companies(13)	10.57	7.90	0.72	8.66	7.94	0.58	6.51	0.37	211.41	0.77	15.41	109.10	11.38	159.61	16.62	0.57	3.03	39.90
AMEX Traded Companies(4)	14.99	14.85	0.69	6.26	4.88	0.67	5.99	0.82	223.61	1.07	17.76	112.83	16.06	115.21	19.43	0.45	2.43	44.67
NASDAQ Listed OTC Companies(110)	11.83	10.70	0.57	5.77	4.65	0.56	5.67	0.61	201.90	0.89	18.56	117.27	13.26	133.28	19.67	0.44	2.59	41.17
California Companies(9)	7.96	7.85	0.88	11.91	11.22	0.64	8.60	0.32	198.90	0.75	11.03	102.50	8.19	104.57	13.31	0.60	2.88	27.42
Florida Companies(5)	7.54	7.15	0.56	7.88	7.50	0.48	6.78	0.63	241.84	0.83	19.63	113.97	8.94	119.22	16.83	0.08	1.20	31.56
Mid-Atlantic Companies(35)	11.59	9.65	0.60	5.96	4.43	0.61	6.15	0.31	256.21	0.83	17.38	125.71	13.77	159.37	18.28	0.44	2.85	42.90
Mid-West Companies(41)	10.59	9.63	0.51	5.39	4.66	0.48	5.16	1.11	106.58	0.88	18.43	110.61	11.32	121.69	20.00	0.51	2.93	44.91
New England Companies(17)	16.60	15.22	0.39	3.04	2.51	0.43	3.29	0.21	311.01	0.97	23.82	110.02	17.69	127.18	25.01	0.39	2.18	58.34
North-West Companies(5)	11.91	10.46	1.16	9.20	6.07	1.15	9.04	0.07	510.48	0.95	19.31	143.45	17.26	165.89	20.07	0.49	2.77	47.52
South-East Companies(11)	14.00	12.79	0.79	7.44	5.63	0.77	7.21	0.64	188.25	1.21	17.15	121.14	15.32	142.96	17.56	0.46	2.05	29.47
South-West Companies(3)	17.60	15.95	0.54	4.13	3.95	0.41	2.33	0.34	357.58	0.40	27.25	88.90	15.96	124.49	34.50	0.16	1.78	0.00
Western Companies (Excl CA)(1)	5.22	5.22	0.39	7.77	4.78	0.49	9.65	0.64	63.49	0.75	20.91	160.34	8.37	160.34	16.85	0.24	0.99	20.69
Thrift Strategy(120)	11.84	10.59	0.58	5.99	4.96	0.56	5.69	0.59	203.34	0.88	18.14	115.44	13.11	133.63	19.36	0.45	2.65	41.32
Mortgage Banker Strategy(4)	8.32	6.24	0.48	6.17	5.35	0.43	5.33	0.60	122.40	0.88	18.16	111.50	9.23	167.58	19.50	0.48	2.60	46.67
Real Estate Strategy(1)	7.86	7.86	0.57	7.30	4.41	0.55	7.08	1.71	29.72	0.60	22.67	164.57	12.94	164.57	23.37	0.30	1.97	44.78
Diversified Strategy(2)	19.22	18.81	1.23	10.02	6.19	1.29	10.43	0.18	469.24	1.07	18.75	149.31	24.56	151.42	17.81	0.47	1.93	8.13
Companies Issuing Dividends(110)	11.51	10.17	0.66	6.75	5.53	0.64	6.50	0.60	201.04	0.89	17.98	117.66	13.03	137.63	19.02	0.51	2.98	45.97
Companies Without Dividends(16)	14.08	13.45	0.10	1.02	0.95	0.04	0.28	0.45	232.37	0.82	21.42	106.01	14.16	118.08	24.68	0.00	0.00	0.00
Equity/Assets <6%(6)	5.53	5.32	0.57	10.30	9.41	0.54	9.68	0.46	77.20	0.55	12.57	121.45	6.70	128.72	13.45	0.38	2.19	28.63
Equity/Assets 6-12%(77)	8.48	7.63	0.59	7.21	5.71	0.54	6.70	0.73	178.07	0.90	16.24	121.95	10.20	137.38	17.86	0.53	2.90	41.02
Equity/Assets >12%(43)	18.27	16.19	0.60	3.64	3.22	0.61	3.70	0.36	268.83	0.88	23.47	105.98	19.02	132.60	23.64	0.32	2.22	44.24
Converted Last 3 Mths (no MHC)(2)	26.60	26.60	0.80	3.11	3.47	0.80	3.11	0.28	62.69	0.25	29.37	88.55	23.22	88.55	29.37	0.09	0.96	24.32
Actively Traded Companies(10)	9.50	8.46	0.57	5.90	3.77	0.66	6.82	0.24	225.86	0.80	17.36	129.03	12.38	156.46	20.61	0.72	3.11	50.62
Market Value Below $20 Million(5)	7.90	7.53	-0.14	-1.88	-0.66	-0.24	-3.06	0.91	43.03	0.69	18.94	108.97	8.59	115.28	19.21	0.21	1.76	38.68
Holding Company Structure(120)	11.89	10.56	0.62	6.41	5.23	0.59	6.11	0.61	203.04	0.89	18.06	116.58	13.29	136.80	19.29	0.46	2.69	41.55
Assets Over $1 Billion(54)	11.36	9.14	0.76	7.99	6.51	0.70	7.12	0.53	210.03	0.89	17.23	120.55	13.13	155.66	18.19	0.52	3.04	40.51
Assets $500 Million-$1 Billion(36)	10.32	9.56	0.56	6.19	4.87	0.58	6.41	0.58	192.19	0.85	18.20	121.91	12.24	134.03	20.85	0.49	2.36	42.47
Assets $250-$500 Million(25)	14.21	13.71	0.48	4.58	4.01	0.49	4.78	0.71	177.27	0.82	19.31	104.38	14.40	108.15	18.30	0.34	2.36	41.05
Assets less than $250 Million(11)	13.24	13.08	0.13	0.04	0.37	0.07	-0.62	0.72	298.27	1.08	22.97	105.56	13.48	108.22	23.54	0.29	2.22	39.13
Goodwill Companies(88)	10.91	9.08	0.67	7.06	5.66	0.64	6.71	0.53	211.93	0.90	17.88	119.38	12.58	147.01	18.85	0.50	2.82	44.19
Non-Goodwill Companies(37)	13.33	13.33	0.41	3.94	3.51	0.39	3.72	0.78	179.73	0.83	18.49	110.24	14.17	110.24	20.24	0.35	2.27	34.78
Acquirors of FSLIC Cases(4)	9.37	9.04	0.04	-1.66	-1.83	-0.04	-2.54	0.59	127.52	0.58	10.78	118.36	11.48	122.45	11.30	0.37	1.58	30.04

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of July 26, 2007

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(40)	15.68	14.96	0.47	3.44	2.07	0.48	3.44	0.40	219.41	0.68	31.01	163.31	25.84	173.65	30.70	0.24	1.60	14.03
AMEX Traded Companies(1)	15.24	15.24	0.78	5.12	4.06	0.89	5.81	0.72	98.41	0.84	24.66	123.58	18.83	123.58	21.70	0.32	2.95	72.73
NASDAQ Listed OTC Companies(39)	15.69	14.95	0.46	3.39	2.02	0.47	3.37	0.39	223.89	0.67	31.59	164.48	26.05	175.13	31.60	0.23	1.56	10.12
Mid-Atlantic Companies(23)	16.40	15.65	0.49	3.58	2.23	0.49	3.59	0.33	225.62	0.66	28.43	153.96	25.82	166.18	28.81	0.18	1.35	17.27
Mid-West Companies(7)	16.29	15.34	0.48	3.12	1.73	0.49	3.16	0.70	96.01	0.55	38.61	185.64	29.58	194.60	39.38	0.48	2.48	0.00
New England Companies(5)	11.53	11.05	0.40	3.32	2.12	0.39	3.26	0.28	301.83	0.80	39.00	156.02	18.11	162.74	39.00	0.15	1.46	0.00
South-East Companies(2)	14.46	14.24	0.66	3.94	2.79	0.66	3.94	0.14	702.76	1.46	NM	229.01	33.11	232.58	NM	0.24	1.79	0.00
South-West Companies(1)	13.49	13.49	0.28	2.34	1.15	0.28	2.34	0.24	177.06	0.65	NM	176.19	23.77	176.19	NM	0.20	1.35	0.00
Thrift Strategy(40)	15.68	14.96	0.47	3.44	2.07	0.48	3.44	0.40	219.41	0.68	31.01	163.31	25.84	173.65	30.70	0.24	1.60	14.03
Companies Issuing Dividends(26)	15.32	14.37	0.53	3.82	2.30	0.52	3.77	0.30	218.95	0.70	30.76	167.10	26.03	181.55	30.19	0.38	2.54	56.14
Companies Without Dividends(14)	16.29	15.97	0.38	2.79	1.69	0.41	2.90	0.66	220.37	0.64	31.77	156.90	25.52	160.30	32.05	0.00	0.00	0.00
Equity/Assets 6-12%(14)	10.08	9.53	0.42	4.24	2.69	0.42	4.16	0.44	200.40	0.76	30.62	156.72	15.93	169.27	31.59	0.41	2.32	0.00
Equity/Assets >12%(25)	18.60	17.79	0.50	3.02	1.75	0.51	3.07	0.38	233.66	0.63	31.56	166.75	31.01	175.94	29.14	0.15	1.22	17.27
Holding Company Structure(37)	15.37	14.61	0.47	3.47	2.10	0.47	3.48	0.42	220.89	0.70	31.01	163.27	25.37	174.24	30.70	0.24	1.59	10.67
Assets Over $1 Billion(11)	15.62	14.58	0.42	3.21	1.61	0.46	3.38	0.54	233.94	0.60	27.11	194.60	29.87	210.34	27.40	0.33	1.25	0.00
Assets $500 Million-$1 Billion(9)	17.79	17.76	0.46	3.08	1.94	0.46	3.02	0.15	274.43	0.53	29.56	154.95	28.73	155.33	29.56	0.12	1.04	0.00
Assets $250-$500 Million(19)	15.18	14.41	0.49	3.56	2.25	0.47	3.46	0.39	205.06	0.74	32.31	151.13	23.33	161.80	32.38	0.21	1.86	21.69
Assets less than $250 Million(1)	15.24	15.24	0.78	5.12	4.06	0.89	5.81	0.72	98.41	0.84	24.66	123.58	18.83	123.58	21.70	0.32	2.95	72.73
Goodwill Companies(18)	14.72	13.19	0.41	3.27	1.94	0.43	3.30	0.38	264.48	0.75	30.94	166.04	25.21	189.06	32.34	0.27	2.04	0.00
Non-Goodwill Companies(21)	16.34	16.34	0.52	3.62	2.19	0.52	3.62	0.42	180.34	0.63	31.06	163.15	26.55	163.15	29.34	0.23	1.37	17.27
MHC Institutions(40)	15.68	14.96	0.47	3.44	2.07	0.48	3.44	0.40	219.41	0.68	31.01	163.31	25.84	173.65	30.70	0.24	1.60	14.03
MHC Converted Last 3 Months(1)	15.96	12.17	0.34	2.11	1.64	0.31	1.97	0.00	0.00	0.00	NM	128.23	20.46	168.14	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations.
The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of July 26, 2007

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	5.69	4.83	0.74	12.90	7.08	0.74	12.82	0.29	129.90	0.53	14.13	187.75	10.68	221.39	14.22	1.04	4.41	62.28
BFF	BFC Financial Corp. of FL(8)	2.14	1.12	-0.05	-2.20	-3.00	-0.11	-5.29	0.34	168.71	1.09	NM	73.35	1.57	139.92	NM	0.00	0.00	NM
BBX	BankAtlantic Bancorp of FL	8.08	6.87	0.23	2.78	3.14	0.05	0.56	0.41	162.60	1.08	31.84	89.74	7.25	105.57	NM	0.16	2.01	64.00
DSL	Downey Financial Corp. of CA	9.45	9.43	1.21	15.10	13.75	1.06	13.22	0.68	55.22	0.46	7.27	102.75	9.71	102.97	8.31	0.48	0.90	6.58
FED	FirstFed Financial Corp. of CA	8.56	8.56	1.34	19.50	16.85	1.28	18.61	0.21	560.30	1.43	5.93	105.81	9.06	105.92	6.22	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.17	5.17	0.42	8.00	9.06	0.25	4.74	1.03	28.58	0.41	11.04	88.90	4.59	88.90	18.64	0.40	3.52	38.83
GLK	Great Lakes Bancorp, Inc of NY	14.99	14.99	-0.16	-1.05	-0.99	-0.16	-1.05	0.41	103.90	0.73	NM	106.20	15.92	106.20	NM	0.00	0.00	NM
IMB	IndyMac Bancorp, Inc. of CA	6.92	6.54	1.17	16.67	18.00	-0.39	-5.52	0.63	33.79	0.35	5.55	85.32	5.90	90.27	NM	2.00	8.39	46.62
NYB	New York Community Bcrp of NY	13.27	5.24	0.82	6.40	4.56	0.90	7.01	0.08	378.77	0.44	21.93	137.19	18.21	347.54	20.04	1.00	6.16	NM
NAL	NewAlliance Bancshares of CT	17.95	10.52	0.65	3.50	3.07	0.67	3.58	0.17	300.03	0.93	32.62	108.56	19.48	185.14	31.86	0.26	1.90	61.90
PFB	PFF Bancorp, Inc. of Pomona CA	8.72	8.69	1.24	14.52	14.49	1.24	14.58	0.03	NA	1.11	6.90	97.23	8.48	97.57	6.87	0.76	4.61	31.80
PFS	Provident Fin. Serv. Inc of NJ	17.74	10.29	0.92	5.19	5.92	0.89	5.06	0.14	401.56	0.87	16.91	89.48	15.88	154.35	17.31	0.40	2.78	47.06
SOV	Sovereign Bancorp, Inc. of PA	10.34	3.68	0.04	0.42	0.36	0.43	4.53	0.31	170.85	0.87	NM	110.26	11.40	309.49	26.08	0.32	1.64	NM
AMEX Traded Companies																			
FDT	Federal Trust Corp of FL	7.73	7.73	0.33	4.67	4.35	0.30	4.13	1.66	42.46	0.88	23.00	102.75	7.94	102.75	26.00	0.16	2.68	61.54
GOV	Gouverneur Bcp MHC of NY(42.8)	15.24	15.24	0.78	5.12	4.06	0.89	5.81	0.72	98.41	0.84	24.66	123.58	18.83	123.58	21.70	0.32	2.95	72.73
WFD	New Westfield Fin. Inc. of MA	28.94	28.94	0.60	2.92	1.87	0.64	3.09	0.10	528.89	1.45	NM	98.91	28.62	98.91	NM	0.20	2.20	NM
TSH	Teche Hlding Cp of N Iberia LA	9.08	8.55	1.03	11.37	7.27	1.03	11.30	0.70	99.49	0.89	13.76	152.01	13.81	161.50	13.85	1.28	2.84	39.14
WSB	Washington SB, FSB of Bowie MD	14.20	14.20	0.80	6.07	6.05	0.71	5.44	NA	NA	NA	16.52	97.66	13.87	97.66	18.44	0.16	2.02	33.33
NASDAQ Listed OTC Companies																			
ABBCD	Abington Bancorp, Inc. of PA	22.13	22.13	0.84	3.81	3.96	0.84	3.81	0.28	62.69	0.25	25.24	96.19	21.29	96.19	25.24	0.18	1.93	48.65
ALLB	Alliance Bank MHC of PA (45.0)	11.82	11.82	0.34	3.72	2.09	0.34	3.72	0.38	174.41	1.13	NM	132.65	15.68	132.65	NM	0.20	2.20	NM
ASBI	Ameriana Bancorp of IN	7.41	7.22	-0.27	-3.62	-4.31	-0.09	-1.15	0.92	65.07	1.02	NM	87.73	6.50	90.06	NM	0.16	1.68	NM
ABNJ	American Bancorp of NJ	19.64	19.64	0.24	1.03	0.96	0.24	1.03	NA	NA	0.56	NM	118.90	23.35	118.90	NM	0.16	1.54	NM
ABCW	Anchor BanCorp Wisconsin of WI	7.42	6.98	0.88	11.81	7.88	0.83	11.15	0.89	50.22	0.53	12.69	146.95	10.91	156.19	13.44	0.72	3.15	40.00
ACFC	Atl Cst Fed Cp of GA MHC(36.8)(8)	10.15	9.83	0.59	5.19	2.46	0.59	5.19	0.40	141.04	0.74	NM	216.41	21.97	223.55	NM	0.56	3.93	NM
BCSB	BCSB Bankcorp MHC of MD (36.5)(8)	4.74	4.40	-1.36	-30.60	-17.46	-0.86	-19.49	0.36	96.92	0.61	NM	176.12	8.35	189.81	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI	13.85	12.33	0.56	3.79	3.35	0.55	3.69	0.46	79.95	0.57	29.83	117.51	16.27	131.94	30.69	0.32	2.98	NM
BFIN	BankFinancial Corp. of IL	19.76	17.73	0.53	2.63	2.68	0.51	2.56	0.57	115.13	0.85	37.27	103.22	20.40	115.01	38.31	0.28	2.03	NM
BKUNA	BankUnited Fin. Corp. of FL	5.72	5.51	0.75	13.41	16.87	0.66	11.77	0.33	86.81	0.35	5.93	73.94	4.23	76.65	6.75	0.02	0.12	0.72
BNCL	Beneficial Mut MHC of PA(44.3)	15.96	12.17	0.34	2.11	1.64	0.31	1.97	NA	NA	NA	NM	128.23	20.46	168.14	NM	0.00	0.00	0.00
BFBC	Benjamin Frkln Bncrp Inc of MA	12.23	8.12	0.46	3.76	3.77	0.58	4.82	0.17	373.45	0.99	26.50	99.70	12.19	150.06	20.70	0.24	1.81	48.00
BHLB	Berkshire Hills Bancorp of MA	12.10	6.53	0.53	4.47	4.51	0.67	5.64	0.61	147.40	1.14	22.18	95.78	11.59	177.37	17.55	0.56	1.96	43.41
BRBI	Blue River Bancshares of IN	7.80	6.33	0.26	3.16	2.87	0.26	3.16	2.04	41.04	0.99	34.88	108.56	8.47	133.81	34.88	0.09	1.61	56.25
BOFI	Bofi Holding, Inc. Of CA	8.02	8.02	0.39	4.52	4.81	0.34	4.02	NA	NA	0.28	20.78	91.11	7.31	91.11	23.38	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.85	5.85	0.54	9.41	9.25	0.54	9.41	0.01	NA	0.70	10.81	96.33	5.64	96.33	10.81	0.20	1.91	20.62
BRKL	Brookline Bancorp, Inc. of MA	24.15	22.00	0.86	3.48	3.20	0.86	3.48	0.08	NA	1.28	31.29	111.65	26.96	122.58	31.29	0.34	3.20	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	21.10	21.10	0.96	4.67	1.97	0.96	4.67	0.03	NA	0.63	NM	227.11	47.91	227.11	NM	0.12	0.84	42.86
CITZ	CFS Bancorp, Inc of Munster IN	10.54	10.43	0.42	4.02	3.46	0.37	3.53	2.22	40.18	1.42	28.92	119.28	12.57	120.49	32.95	0.48	3.39	NM
CMSB	CMS Bancorp, Inc. of NY	17.18	17.18	0.13	0.77	0.86	0.07	0.43	NA	NA	0.21	NM	89.51	15.38	89.51	NM	0.00	0.00	0.00
CFFN	Capitol Fd Fn MHC of KS (29.5)	10.75	10.75	0.49	4.64	1.65	0.49	4.64	0.10	49.02	0.08	NM	279.44	30.04	279.44	NM	2.00	6.11	NM
CARV	Carver Bancorp, Inc. of NY	7.02	6.15	0.36	5.20	6.65	0.52	7.47	0.48	143.24	0.89	15.05	75.32	5.28	85.97	10.47	0.36	2.32	34.95
CEBK	Central Bncrp of Somerville MA	7.21	6.81	0.27	3.76	3.71	0.21	2.85	0.06	NA	0.84	26.92	98.55	7.11	104.30	35.51	0.72	2.94	NM
CFBK	Central Federal Corp. of OH	11.99	11.99	0.12	0.91	0.94	0.02	0.15	0.13	710.10	1.11	NM	97.85	11.74	97.85	NM	0.36	5.65	NM
CHEV	Cheviot Fin Cp MHC of OH(42.1)	22.77	22.77	0.59	2.60	1.53	0.59	2.60	0.09	296.44	0.34	NM	169.61	38.63	169.61	NM	0.32	2.45	NM
CBNK	Chicopee Bancorp, Inc. of MA	23.46	23.46	-0.53	-2.79	-2.17	-0.58	-3.06	0.38	169.96	0.81	NM	97.61	22.90	97.61	NM	0.00	0.00	NM
CZWI	Citizens Comm Bncorp Inc of WI	25.69	23.31	0.07	0.27	0.33	0.07	0.27	NA	NA	0.31	NM	82.49	21.19	90.91	NM	0.20	2.22	NM
CTZN	Citizens First Bancorp of MI	10.02	9.33	0.53	5.37	6.10	0.52	5.23	1.63	49.46	0.89	16.39	85.64	8.58	92.00	16.83	0.36	1.91	31.30
CSBC	Citizens South Banking of NC	11.61	7.33	0.78	6.65	5.66	0.78	6.65	0.42	182.98	1.16	17.68	117.22	13.61	185.57	17.68	0.32	2.51	44.44
CSBK	Clifton Svg Bp MHC of NJ(43.3)	23.30	23.30	0.35	1.48	1.00	0.35	1.48	0.01	NA	0.32	NM	150.98	35.18	150.98	NM	0.20	2.00	NM
COBK	Colonial Bank MHC of NJ (46.0)	9.03	9.03	0.45	4.63	3.22	0.44	4.51	0.06	589.27	0.68	31.08	140.60	12.70	140.60	31.92	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA	8.49	8.49	0.96	11.56	9.80	0.96	11.56	0.31	214.02	0.77	10.21	111.24	9.45	111.24	10.21	0.26	2.63	26.80
DCOM	Dime Community Bancshars of NY	8.65	6.96	0.88	9.55	6.91	0.82	8.95	0.11	430.23	0.57	14.48	141.41	12.22	175.73	15.46	0.56	4.90	70.89
ESBF	ESB Financial Corp. of PA	6.88	4.54	0.51	7.84	7.79	0.49	7.54	0.22	120.33	0.88	12.83	95.83	6.59	145.08	13.35	0.40	4.05	51.95
ESSA	ESSA Bancorp, Inc. of PA	21.52	21.52	0.66	3.04	3.27	0.66	3.04	NA	NA	0.69	30.57	93.04	20.03	93.04	30.57	0.00	0.00	0.00
ESBK	Elmira Svgs Bank, FSB of NY	6.59	6.54	0.47	7.06	5.69	0.63	9.38	0.11	423.66	0.70	17.59	119.51	7.88	120.50	13.25	0.80	3.92	68.97
EBTX	Encore Bancshares, Inc. of TX(8)	0.00	0.00	NM	NM	0.00	NM	NM	NA	NA	NA	NM	NM	0.00	NM	NM	0.00	0.00	NM
FFDF	FFD Financial Corp of Dover OH	10.44	10.44	0.94	8.98	8.99	0.87	8.35	NA	NA	0.57	11.12	99.31	10.37	99.31	11.95	0.56	3.52	39.16
FFCO	FedFirst Fin MHC of PA (45.8)	16.23	15.86	-0.31	-1.90	-1.43	-0.31	-1.90	0.47	64.82	0.51	NM	132.03	21.43	135.16	NM	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.34	5.97	0.57	9.41	8.24	0.46	7.71	NA	NA	0.62	12.14	108.41	6.88	115.28	14.82	0.56	3.34	40.58

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of July 26, 2007

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
FBTC	First BancTrust Corp of IL	8.88	8.45	0.36	4.01	4.00	0.32	3.58	0.71	100.82	1.13	25.00	99.31	8.81	104.36	28.05	0.24	2.09	52.17
FBEI	First Bancorp of Indiana of IN	9.35	7.45	0.22	2.32	2.87	0.19	1.99	NA	NA	0.50	34.88	81.12	7.59	101.76	NM	0.60	4.00	NM
FBSI	First Bancshares, Inc. of MO	11.02	10.90	-0.13	-1.11	-1.15	-0.16	-1.40	NA	NA	1.66	NM	96.62	10.65	97.70	NM	0.00	0.00	NM
FCAP	First Capital, Inc. of IN	9.86	8.58	0.78	8.11	7.57	0.71	7.39	1.16	43.68	0.74	13.21	104.66	10.32	120.26	14.50	0.68	4.15	54.84
FCLF	First Clover Leaf Fin Cp of IL	24.75	21.75	0.75	3.06	3.36	0.78	3.19	0.34	123.29	0.70	NM	98.74	24.44	112.36	NM	0.24	2.36	NM
FCFL	First Community Bk Corp of FL	8.63	8.51	0.92	10.68	5.64	0.92	10.68	0.13	675.48	1.02	17.74	189.44	16.34	191.91	17.74	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	10.83	8.17	1.02	9.71	8.22	0.91	8.67	0.65	137.13	1.11	12.16	113.57	12.31	150.64	13.63	1.00	3.84	46.73
FFNM	First Fed of N. Michigan of MI	12.83	11.41	0.10	0.76	1.07	0.11	0.84	1.59	46.67	1.01	NM	71.99	9.24	80.97	NM	0.20	2.39	NM
FFBH	First Fed. Bancshares of AR	8.90	8.90	0.64	7.22	5.10	0.58	6.46	2.76	10.93	0.64	19.61	146.56	13.04	146.56	21.91	0.64	2.86	56.14
FFSX	First Federal Bankshares of IA	10.82	7.96	0.52	4.57	4.96	0.38	3.34	0.70	48.82	0.47	20.15	90.75	9.82	123.37	27.56	0.42	2.24	45.16
FFCH	First Fin. Holdings Inc. of SC	7.04	6.19	1.04	15.06	8.18	0.99	14.35	0.22	250.45	0.69	12.23	177.42	12.48	201.78	12.84	1.00	3.52	43.10
FFHS	First Franklin Corp. of OH	7.76	7.76	0.41	5.17	5.78	0.65	8.22	1.35	35.90	0.55	17.31	88.24	6.85	88.24	10.89	0.36	2.67	46.15
FKFS	First Keystone Fin., Inc of PA	6.65	6.65	0.16	2.71	2.21	0.20	3.35	0.75	89.09	1.12	NM	107.69	7.16	107.69	36.67	0.00	0.00	0.00
FMSB	First Mutual Bncshrs Inc of WA(8)	6.85	6.85	1.01	16.35	6.31	0.81	13.06	0.32	280.99	1.10	15.85	240.43	16.46	240.43	19.84	0.36	1.39	21.95
FNFG	First Niagara Fin. Group of NY	17.46	8.05	1.06	6.05	6.57	1.08	6.20	0.20	445.01	1.24	15.22	92.04	16.07	199.67	14.84	0.56	4.66	70.89
FPTB	First PacTrust Bancorp of CA	10.56	10.56	0.58	5.74	4.78	0.58	5.74	0.24	239.24	0.65	20.93	116.73	12.32	116.73	20.93	0.74	3.37	70.48
FPFC	First Place Fin. Corp. of OH	10.66	7.34	0.82	7.96	9.09	0.72	7.01	0.96	79.57	0.94	11.00	81.57	8.70	118.42	12.50	0.62	3.97	43.66
FFIC	Flushing Fin. Corp. of NY	7.47	6.86	0.77	10.10	6.54	0.74	9.59	0.11	225.75	0.29	15.28	146.32	10.93	159.43	16.10	0.48	3.17	48.48
FXCB	Fox Chase Bncp MHC of PA(44.5)	17.05	17.05	0.49	3.35	2.22	0.47	3.22	0.43	91.44	0.78	NM	130.63	22.27	130.63	NM	0.00	0.00	0.00
FBTX	Franklin Bank Corp of TX	7.30	3.99	0.30	4.40	5.00	0.05	0.81	0.62	33.80	0.30	20.00	85.90	6.27	157.07	NM	0.00	0.00	0.00
GSLA	GS Financial Corp. of LA	16.13	16.13	1.13	7.32	7.65	1.14	7.42	0.11	NA	3.69	13.07	93.07	15.02	93.07	12.90	0.40	2.00	26.14
PEDE	Great Pee Dee Bancorp of SC(8)	12.48	12.24	0.73	5.85	4.76	0.71	5.72	0.41	221.25	1.06	21.01	122.46	15.29	124.92	21.49	0.64	3.42	71.91
GCBC	Green Co Bcrp MHC of NY (44.4)	11.00	11.00	0.76	6.87	4.63	0.82	7.35	0.13	342.86	0.70	21.58	144.37	15.88	144.37	20.16	0.50	4.07	NM
HFFC	HF Financial Corp. of SD	6.20	5.71	0.56	9.26	8.30	0.75	12.26	0.44	130.74	0.76	12.04	110.39	6.85	120.00	9.10	0.42	2.46	29.58
HMNF	HMN Financial, Inc. of MN	8.49	8.14	0.88	9.58	6.00	0.76	8.30	1.07	94.71	1.20	16.66	157.01	13.32	163.66	19.23	1.00	2.87	47.85
HBNK	Hampden Bancorp, Inc. of MA	19.92	19.92	-0.52	-4.13	-3.43	-0.54	-4.25	0.72	69.95	0.89	NM	79.69	15.87	79.69	NM	0.12	1.18	NM
HARL	Harleysville Svgs Fin Cp of PA	6.44	6.44	0.47	7.44	6.05	0.46	7.19	NA	NA	0.48	16.52	121.12	7.80	121.12	17.08	0.68	4.47	73.91
HWFG	Harrington West Fncl Grp of CA	6.15	5.58	0.70	12.11	9.00	0.71	12.28	0.01	NA	0.79	11.11	128.21	7.88	141.22	10.96	0.50	3.13	34.72
HBOS	Heritage Fn Gp MHC of GA(29.9)	14.46	14.24	0.66	3.94	1.79	0.66	3.94	0.14	702.76	1.46	NM	229.01	33.11	232.58	NM	0.24	1.79	NM
HIFS	Hingham Inst. for Sav. of MA	7.51	7.51	0.63	8.38	6.56	0.63	8.38	0.02	NA	0.66	15.25	124.23	9.33	124.23	15.25	0.80	2.60	39.60
HOME	Home Fed Bncp MHC of ID (40.8)(8)	14.89	14.89	0.77	5.37	2.67	0.64	4.53	NA	NA	0.56	37.42	195.06	29.04	195.06	NM	0.22	1.55	57.89
HFBC	HopFed Bancorp, Inc. of KY	6.90	5.81	0.50	7.25	6.63	0.52	7.46	0.16	370.95	0.90	15.08	105.72	7.29	125.55	14.65	0.48	3.09	46.60
HCBK	Hudson City Bancorp, Inc of NJ	12.89	12.46	0.86	5.78	4.55	0.86	5.78	0.09	92.36	0.15	22.00	130.84	16.86	135.31	22.00	0.34	2.86	62.96
IFSB	Independence FSB of DC	7.50	7.50	-2.30	-29.06	-23.76	-2.63	-33.17	0.69	45.02	0.45	NM	131.68	9.87	131.68	NM	0.00	0.00	NM
ISBC	Investors Bcrp MHC of NJ(45.7)	15.75	15.75	0.48	2.91	1.87	0.52	3.16	0.22	55.49	0.20	NM	161.13	25.38	161.13	NM	0.00	0.00	0.00
JXSB	Jcksnville Bcp MHC of IL(47.7)	7.79	6.77	0.26	3.26	2.54	0.26	3.26	0.56	123.94	1.17	39.38	123.98	9.66	142.75	39.38	0.30	2.24	NM
JFBI	Jefferson Bancshares Inc of TN	22.33	22.33	0.44	1.91	1.88	0.49	2.17	0.17	378.46	0.76	NM	102.54	22.90	102.54	NM	0.24	2.05	NM
KFED	K-Fed Bancorp MHC of CA (37.3)(8)	11.47	10.93	0.62	5.13	2.56	0.62	5.13	NA	NA	0.43	39.00	202.13	23.19	212.16	39.00	0.40	3.02	NM
KNBT	KNBT Bancorp, Inc. of PA	12.44	7.87	0.80	6.69	7.05	0.83	6.91	0.21	286.02	0.97	14.18	92.74	11.54	146.59	13.72	0.40	3.10	43.96
KFFB	KY Fst Fed Bp MHC of KY (44.5)	23.34	17.66	0.31	1.33	0.98	0.31	1.33	0.49	55.38	0.44	NM	136.83	31.93	180.82	NM	0.40	3.93	NM
KRNY	Kearny Fin Cp MHC of NJ (29.7)	23.57	19.47	0.18	0.74	0.41	0.18	0.74	0.04	769.39	0.71	NM	182.45	43.01	220.88	NM	0.20	1.66	NM
LSBX	LSB Corp of No. Andover MA	10.58	10.58	0.12	1.13	0.90	0.57	5.33	0.19	407.66	1.42	NM	120.44	12.74	120.44	23.48	0.56	3.61	NM
LSBI	LSB Fin. Corp. of Lafayette IN	9.74	9.74	0.88	9.40	8.15	0.84	8.99	3.17	23.72	0.91	12.27	112.32	10.94	112.32	12.84	1.00	4.03	49.50
LSBK	Lake Shore Bnp MHC of NY(45.0)	15.39	15.39	0.50	3.67	2.63	0.50	3.67	0.42	84.25	0.63	38.00	125.27	19.28	125.27	38.00	0.12	1.17	44.44
LEGC	Legacy Bancorp, Inc. of MA	17.56	17.18	0.27	1.49	1.67	0.45	2.44	0.23	256.70	0.81	NM	91.27	16.03	93.27	36.58	0.16	1.21	72.73
LBCP	Liberty Bancorp, Inc. of MO	16.39	16.39	0.64	4.76	3.62	0.59	4.38	0.96	75.09	1.09	27.63	102.04	16.73	102.04	30.00	0.10	0.95	26.32
LABC	Louisiana Bancorp, Inc. of LA	31.07	31.07	0.75	2.42	2.99	0.75	2.42	NA	NA	NA	33.50	80.91	25.14	80.91	33.50	0.00	0.00	0.00
MAFB	MAF Bancorp, Inc. of IL(8)	10.41	6.54	0.72	7.54	4.60	0.73	7.70	0.63	56.70	0.55	21.73	160.50	16.72	255.57	21.30	1.08	2.04	44.26
MFBC	MFB Corp. of Mishawaka IN	8.14	7.45	0.73	9.36	8.36	0.73	9.33	1.56	72.44	1.39	11.96	107.83	8.78	117.85	12.00	0.66	1.96	23.49
MSBF	MSB Fin Corp MHC of NJ (45.0)	15.27	15.27	0.52	5.00	2.88	0.52	5.00	NA	NA	0.39	34.68	126.43	19.31	126.43	34.68	0.00	0.00	0.00
MGYR	Magyar Bancorp MHC of NJ(46.0)	10.44	10.44	0.19	1.82	1.23	0.18	1.70	1.63	55.56	1.12	NM	147.88	15.44	147.88	NM	0.00	0.00	0.00
MASB	MassBank Corp. of Reading MA	13.11	12.98	0.85	6.91	4.97	0.81	6.55	0.02	NA	0.68	20.12	135.24	17.74	136.60	21.25	1.12	3.29	66.27
MFLR	Mayflower Co-Op. Bank of MA	8.11	8.09	0.47	5.97	4.70	0.42	5.41	0.01	NA	1.21	21.30	124.46	10.10	124.73	23.47	0.40	3.48	74.07
CASH	Meta Financial Group of IA	6.13	5.67	0.07	1.11	0.47	0.36	6.10	1.20	114.57	1.39	NM	231.03	14.16	250.00	38.65	0.52	1.29	NM
MFSF	MutualFirst Fin. Inc. of IN	9.27	7.64	0.44	4.82	5.44	0.44	4.87	0.86	98.56	1.02	18.37	88.93	8.24	107.85	18.18	0.60	3.33	61.22
NASB	NASB Fin, Inc. of Grandview MO	9.76	9.57	1.24	12.43	8.27	0.61	6.14	0.73	67.20	0.56	12.09	153.89	15.03	156.98	24.49	0.90	3.11	37.66
NECB	NE Comm Bncrp MHC of NY (45.0)	33.53	33.53	0.56	2.10	1.28	0.56	2.10	NA	NA	0.57	NM	127.62	42.79	127.62	NM	0.00	0.00	0.00
NHTB	NH Thrift Bancshares of NH	7.19	5.33	0.71	9.89	6.14	0.61	8.51	0.11	527.19	0.80	16.28	162.97	11.72	219.74	18.93	0.52	3.43	55.91
NVSL	Naug Vlly Fin MHC of CT (44.2)	11.91	11.86	0.32	2.48	1.52	0.32	2.48	0.49	103.03	0.65	NM	164.22	19.56	164.95	NM	0.20	1.79	NM
NTBK	NetBank, Inc. of Alpharetta GA(8)	6.21	5.03	-4.82	NM	NM	-3.66	-46.39	3.76	20.24	1.12	NM	6.25	0.39	7.71	NM	0.00	0.00	NM
NEBS	New England Bnchrs Inc. of CT	20.60	19.98	0.37	1.78	1.68	0.35	1.69	0.21	313.84	0.94	NM	105.92	21.81	109.20	NM	0.12	1.06	63.16
NFSB	Newport Bancorp, Inc. of RI	19.87	19.87	-0.48	-3.28	-2.36	-0.48	-3.28	NA	NA	0.78	NM	99.27	19.73	99.27	NM	0.00	0.00	NM
FFFD	North Central Bancshares of IA	8.20	7.23	0.91	10.87	8.59	0.91	10.87	0.20	333.62	0.77	11.65	127.93	10.49	145.05	11.65	1.40	3.57	41.54
NWSB	Northwest Bcrp MHC of PA(39.1)	9.04	6.59	0.72	7.84	3.69	0.71	7.76	0.72	79.81	0.85	27.11	210.26	19.00	288.26	27.40	0.88	3.38	NM
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	10.92	10.92	0.52	4.68	3.38	0.52	4.68	0.09	386.06	0.48	29.56	136.92	14.96	136.92	29.56	0.00	0.00	0.00
OCFC	OceanFirst Fin. Corp of NJ	6.12	6.12	0.14	2.22	1.51	0.46	7.14	0.23	212.72	0.60	NM	155.95	9.54	155.95	20.60	0.80	5.04	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of July 26, 2007

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
ONFC	Oneida Financl MHC of NY(44.6)	12.84	8.47	0.92	7.19	4.43	0.94	7.33	0.01	NA	0.85	22.60	156.67	20.11	237.37	22.17	0.48	4.09	NM
ORIT	Oritani Fin Cp MHC of NJ(32.0)	21.75	21.75	0.21	1.35	0.53	0.23	1.54	NA	NA	1.16	NM	200.76	43.67	200.76	NM	0.00	0.00	0.00
OSBK	Osage Bancshares, Inc. of OK	27.91	27.91	0.77	3.86	2.90	0.77	3.86	0.05	681.36	0.49	34.50	91.91	25.65	91.91	34.50	0.32	3.57	NM
PSBH	PSB Hldgs Inc MHC of CT (45.2)	10.69	9.02	0.36	3.36	2.56	0.36	3.36	0.33	111.65	0.81	39.00	120.46	13.73	152.11	39.00	0.24	2.46	NM
PVFC	PVF Capital Corp. of Solon OH	7.86	7.86	0.57	7.30	4.41	0.55	7.08	1.71	29.72	0.60	22.67	164.57	12.94	164.57	23.37	0.30	1.97	44.78
PBCI	Pamrapo Bancorp, Inc. of NJ	9.17	9.17	0.93	10.08	6.52	0.88	9.58	0.36	116.32	0.63	15.34	156.15	14.32	156.15	16.15	0.92	5.00	NM
PFED	Park Bancorp of Chicago IL	14.31	14.31	-0.05	-0.38	-0.29	-0.05	-0.38	2.03	13.84	0.42	NM	122.64	17.55	122.64	NM	0.72	2.32	NM
PVSA	Parkvale Financial Corp of PA	7.06	5.34	0.71	10.64	7.99	0.70	10.42	0.39	204.56	1.17	12.51	129.18	9.12	170.95	12.78	0.88	2.97	37.13
PRTR	Partners Trust Fin. Grp. of NY	13.20	6.46	0.58	4.37	4.17	0.61	4.63	0.11	842.58	1.49	24.00	106.01	13.99	216.61	22.64	0.28	2.33	56.00
PBHC	Pathfinder BC MHC of NY (35.8)	6.60	5.35	0.31	4.51	3.75	0.25	3.56	0.55	91.05	0.72	26.63	120.05	7.92	148.17	33.73	0.41	4.05	NM
PFDC	Peoples Bancorp of Auburn IN	12.58	12.08	0.58	4.56	5.02	0.56	4.41	0.47	79.99	0.51	19.92	92.03	11.58	95.82	20.60	0.76	4.19	NM
PCBI	Peoples Community Bcrp. of OH	8.62	5.72	-0.51	-6.00	-7.25	-0.52	-6.06	2.54	70.29	1.71	NM	84.72	7.31	127.71	NM	0.60	3.92	NM
PBCT	Peoples United Financial of CT	31.68	30.91	1.43	4.51	3.89	1.52	4.79	0.21	325.99	0.80	25.74	116.10	36.78	118.99	24.25	0.53	3.17	NM
PROV	Provident Fin. Holdings of CA	7.43	7.43	0.78	9.67	10.04	0.41	5.07	0.78	105.93	1.02	9.96	99.06	7.36	99.06	18.97	0.72	3.61	36.00
PBNY	Provident NY Bncrp, Inc. of NY	14.73	8.61	0.70	4.88	3.47	0.72	4.98	0.23	312.67	1.31	28.79	136.67	20.12	233.68	28.19	0.20	1.48	42.55
PBIP	Prudential Bncp MHC PA (42.7)	18.19	18.19	0.79	4.17	2.43	0.79	4.17	0.08	179.37	0.31	NM	177.08	32.21	177.08	NM	0.20	1.57	64.52
PULB	Pulaski Fin Cp of St. Louis MO	7.46	7.03	1.00	12.91	7.21	0.81	10.54	1.01	79.87	0.90	13.88	171.07	12.75	181.33	17.00	0.36	2.65	36.73
RPFG	Rainier Pacific Fin Grp of WA	9.73	9.36	0.33	3.45	2.84	0.31	3.22	0.03	NA	1.30	35.24	118.62	11.54	123.23	37.76	0.26	1.64	57.78
RIVR	River Valley Bancorp of IN	7.18	7.17	0.62	8.72	7.11	0.62	8.65	0.94	67.29	0.84	14.06	119.40	8.58	119.56	14.17	0.80	4.48	62.99
RVSB	Riverview Bancorp, Inc. of WA	12.21	9.01	1.43	12.08	7.18	1.41	11.96	0.15	676.18	1.25	13.93	160.85	19.64	218.00	14.07	0.44	3.16	44.00
RCKB	Rockville Fin MHC of CT (45.0)	12.55	12.47	0.57	4.40	2.44	0.56	4.28	0.11	694.49	0.96	NM	179.60	22.55	180.73	NM	0.00	0.00	0.00
ROMA	Roma Fin Corp MHC of NJ (31.0)	26.72	26.65	0.63	2.82	1.15	0.63	2.82	0.04	322.04	0.31	NM	204.41	54.63	204.98	NM	0.24	1.62	NM
ROME	Rome Bancorp, Inc. of Rome NY	25.14	25.14	1.13	4.18	3.58	1.10	4.08	0.38	171.02	0.73	27.90	125.30	31.50	125.30	28.60	0.32	2.80	NM
SIFI	SI Fin Gp Inc MHC of CT (41.3)	10.95	10.85	0.33	3.05	1.97	0.32	2.90	0.19	298.16	0.76	NM	151.79	16.62	153.16	NM	0.16	1.57	NM
SVBI	Severn Bancorp, Inc. of MD	9.80	9.75	1.70	18.42	9.95	1.66	18.06	0.76	130.87	1.14	10.05	172.07	16.86	172.85	10.26	0.24	1.57	15.79
SUPR	Superior Bancorp of AL	11.37	6.11	0.34	3.47	2.16	0.25	2.56	0.43	181.43	1.11	NM	109.33	12.43	203.47	NM	0.00	0.00	0.00
SYNF	Synergy Financial Group of NJ(8)	10.30	10.24	0.39	4.00	2.70	0.39	4.00	0.04	NA	0.78	37.00	143.77	14.81	144.60	37.00	0.28	2.23	NM
THRD	TF Fin. Corp. of Newtown PA	10.20	9.51	0.85	8.74	6.99	0.83	8.52	0.32	135.78	0.57	14.31	119.92	12.23	128.61	14.69	0.80	2.85	40.82
TFSL	TFS Fin Corp MHC of OH (31.5)	19.35	19.35	0.52	2.70	1.32	0.84	4.32	1.12	21.76	0.30	NM	204.86	39.63	204.86	NM	0.00	0.00	0.00
TONE	TierOne Corp. of Lincoln NE(8)	10.59	9.13	1.23	12.12	9.23	1.23	12.07	1.29	74.92	1.11	10.83	123.44	13.07	143.16	10.88	0.32	1.28	13.91
TSBK	Timberland Bancorp, Inc. of WA	12.60	11.46	1.39	10.33	7.26	1.36	10.06	0.04	NA	0.88	13.78	143.05	18.02	157.24	14.15	0.40	2.52	34.78
TRST	TrustCo Bank Corp NY of NY	7.40	7.37	1.47	19.67	6.42	1.49	20.00	0.23	494.32	1.96	15.58	292.19	21.61	293.10	15.33	0.64	6.84	NM
UCBA	United Comm Bncp MHC IN (45.0)	16.09	16.09	0.73	4.22	2.64	0.50	2.90	0.73	101.04	1.02	37.84	161.68	26.02	161.68	NM	0.32	2.64	NM
UCFC	United Community Fin. of OH	10.35	9.05	0.85	8.22	10.30	0.77	7.46	2.15	29.20	0.81	9.71	78.36	8.11	89.54	10.71	0.38	5.22	50.67
UBNK	United Fin Grp MHC of MA(46.4)(8)	13.39	13.38	0.40	2.97	1.90	0.42	3.09	0.18	390.16	0.94	NM	155.49	20.83	155.68	NM	0.24	1.90	NM
UWBK	United Western Bncp, Inc of CO	5.22	5.22	0.39	7.77	4.78	0.49	9.65	0.64	63.49	0.75	20.91	160.34	8.37	160.34	16.85	0.24	0.99	20.69
VPFG	ViewPoint Finl MHC of TX(45.0)	13.49	13.49	0.28	2.34	1.15	0.28	2.34	0.24	177.06	0.65	NM	176.19	23.77	176.19	NM	0.20	1.35	NM
WSFS	WSFS Financial Corp. of DE	6.76	6.71	1.03	15.53	8.50	1.07	16.07	0.15	612.48	1.34	11.76	182.52	12.33	183.86	11.37	0.40	0.69	8.13
WVFC	WVS Financial Corp. of PA	7.89	7.89	0.89	11.84	9.45	0.89	11.84	NA	NA	1.62	10.58	123.77	9.76	123.77	10.58	0.64	3.90	41.29
WFSL	Washington Federal, Inc. of WA	13.11	12.01	1.51	10.93	7.00	1.51	10.93	0.08	344.78	0.36	14.28	151.28	19.83	165.10	14.28	0.84	3.75	53.50
WAUW	Wauwatosa Hlds MHC of WI(30.4)	13.96	13.96	0.45	3.09	1.42	0.45	3.09	1.78	24.47	0.52	NM	223.05	31.15	223.05	NM	0.00	0.00	0.00
WAYN	Wayne Savings Bancshares of OH	8.63	8.04	0.55	6.21	5.21	0.56	6.38	0.20	182.82	NA	19.20	119.91	10.35	128.77	18.66	0.48	3.62	69.57
WFBC	Willow Financial Bcp Inc of PA	13.66	6.49	0.64	4.85	5.60	0.65	4.92	0.64	136.08	1.27	17.86	85.30	11.65	179.43	17.58	0.46	4.02	71.88

EXHIBIT 2

Pro Forma Analysis Sheet

EXHIBIT 2
PRO FORMA ANALYSIS SHEET
Atlantic Coast Federal Corporation
Prices as of July 26, 2007

Valuation Midpoint Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Georgia Thrifts Mean	Georgia Thrifts Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	33.24 x	15.79x	15.38x	NM	NM	19.65x	17.68x
Price-core earnings multiple	=	P/CE	33.85 x	16.83x	16.25x	NM	NM	20.54x	18.66x
Price-book ratio	=	P/B	100.73%	118.56%	108.41%	6.25%	6.25%	126.98%	119.92%
Price-tangible book ratio	=	P/TB	102.13%	132.66%	115.28%	7.71%	7.71%	144.04%	134.56%
Price-assets ratio	=	P/A	20.75%	12.42%	13.04%	0.39%	0.39%	16.05%	13.61%

Valuation Parameters

				Adjusted
Pre-Conversion Earnings (Y)	$3,848,000	(12 Mths 03/07)	ESOP Stock (% of Offering + Foundation) (E)	6.00%
Pre-Conversion Core Earnings (YC)	$3,733,000	(12 Mths 03/07)	Cost of ESOP Borrowings (S)	0.00%
Pre-Conversion Book Value (B)	$89,097,000	(2)	ESOP Amortization (T)	20.00 Years
Pre-Conv. Tang. Book Value (B)	$86,237,000	(2)	Stock Program (% of Offering + Foundation (M)	3.00%
Pre-Conversion Assets (A)	$898,415,000		Stock Programs Vesting (N)	5.00 Years
Reinvestment Rate (R)	4.90%		Fixed Expenses	$1,300,000
Tax rate (TAX)	38.00%		Variable Expenses	1.00%
After Tax Reinvest. Rate (R)	3.04%		Percentage Sold (PCT)	63.8232%
Est. Conversion Expenses (1)(X)	1.84%		MHC Assets (MHC1)	$519,000
Price/Share	$10.00		MHC Assets as a % of Offering (MHC2)	0.38%
Foundation Cash Contribution (FC)	0.00%		Options as % of Offering (O1)	7.50%
Foundation Stock Contribution (FS)	0.00%	Shares	Estimated Option Value (O2)	22.00%
Foundation Tax Benefit (FT)	$0		Option Vesting Period (O3)	5.00
			% of Options taxable (O4)	25.00%

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FS+MHC2)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $211,521,980

2. $$V = \frac{P/Core\ E * (YC)}{1 - P/Core\ E * PCT * ((1-X-E-M-FS+MHC2)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $211,521,980

3. $$V = \frac{P/B * (B+FT+MHC1)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$$ V= $211,521,980

4. $$V = \frac{P/TB * (B+FT+MHC1)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$$ V= $211,521,980

5. $$V = \frac{P/A * (A+FT+MHC1)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$$ V= $211,521,980

Shares

Conclusion	2nd Step Offering Shares	2nd Step Exchange Shares	Full Conversion Shares	Plus: Foundation Shares	Total Market Capitalization Shares	Exchange Ratio
Supermaximum	17,853,750	10,120,031	27,973,781	0	27,973,781	2.04545
Maximum	15,525,000	8,800,027	24,325,027	0	24,325,027	1.77866
Midpoint	13,500,000	7,652,198	21,152,198	0	21,152,198	1.54666
Minimum	11,475,000	6,504,368	17,979,368	0	17,979,368	1.31466

Market Value

Conclusion	2nd Step Offering Value	2nd Step Exchange Shares Value	Full Conversion $ Value	Foundation Value	Total Market Capitalization $ Value
Supermaximum	$178,537,500	$101,200,310	$279,737,810	$0	$279,737,810
Maximum	$155,250,000	$88,000,270	$243,250,270	0	$243,250,270
Midpoint	*$135,000,000*	$76,521,980	$211,521,980	0	$211,521,980
Minimum	$114,750,000	$65,043,683	$179,793,680	0	$179,793,680

(1) Estimated offering expenses at midpoint of the offering.

EXHIBIT 3

Pro Forma Effect of Conversion Proceeds

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Atlantic Coast Federal Corporation
At the Minimum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$179,793,680
Exchange Ratio	1.31466
2nd Step Offering Proceeds	$114,750,000
Less: Estimated Offering Expenses	2,342,979
Plus: MHC Assets	519,000
2nd Step Net Conversion Proceeds	$112,926,021

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$112,926,021
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(6,885,000)
Less: Restricted Stock Purchases (2)	(3,443,251)
Net Proceeds to be Reinvested	$102,597,770
Estimated after-tax net incremental rate of return	3.04%
Earnings Increase	$3,116,920
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(213,435)
Less: Stock Programs Vesting (3)	(426,963)
Less: Option Plan Vesting (4)	(342,775)
Net Earnings Increase	$2,133,747

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$3,848,000	$2,133,747	$5,981,747
12 Months ended June 30, 2007 (core)	$3,733,000	$2,133,747	$5,866,747

4. Pro Forma Net Worth	Before Conversion	Net Addition to Equity	Tax Benefit of Foundation	After Conversion
June 30, 2007	$89,097,000	$102,597,770	$0	$191,694,770
June 30, 2007 (Tangible)	$86,237,000	$102,597,770	$0	$188,834,770

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$898,415,000	$102,597,770	$0	$1,001,012,770

(1) Includes ESOP purchases of 6.00% of the second step offering.
(2) Includes Restricted Stock Plan purchases of 3.00% of the second step offering.
(3) ESOP amortized over 20 years, Restricted Stock amortized over 5 years, tax effected 38.00%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Atlantic Coast Federal Corporation
At the Midpoint of the Range

1.	Fully Converted Value and Exchange Ratio	
	Fully Converted Value	$211,521,980
	Exchange Ratio	1.54666
	2nd Step Offering Proceeds	$135,000,000
	Less: Estimated Offering Expenses	2,485,741
	Plus: MHC Assets	519,000
	2nd Step Net Conversion Proceeds	$133,033,259
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$133,033,259
	Less: Cash Contribution to Foundation	(0)
	Less: Stock Contribution to Foundation	0
	Less: ESOP Stock Purchases (1)	(8,100,000)
	Less: Restricted Stock Purchases (2)	(4,050,883)
	Net Proceeds to be Reinvested	$120,882,376
	Estimated after-tax net incremental rate of return	3.04%
	Earnings Increase	$3,672,407
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(251,100)
	Less: Stock Programs Vesting (3)	(502,310)
	Less: Option Plan Vesting (4)	(403,265)
	Net Earnings Increase	$2,515,732

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended June 30, 2007 (reported)	$3,848,000	$2,515,732	$6,363,732
	12 Months ended June 30, 2007 (core)	$3,733,000	$2,515,732	$6,248,732

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	June 30, 2007	$89,097,000	$120,882,376	$0	$209,979,376
	June 30, 2007 (Tangible)	$86,237,000	$120,882,376	$0	$207,119,376

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	June 30, 2007	$898,415,000	$120,882,376	$0	$1,019,297,376

(1) Includes ESOP purchases of 6.00% of the second step offering.
(2) Includes Restricted Stock Plan purchases of 3.00% of the second step offering.
(3) ESOP amortized over 20 years, Restricted Stock amortized over 5 years, tax effecte 38.00%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Atlantic Coast Federal Corporation
At the Maximum of the Range

1.	Fully Converted Value and Exchange Ratio	
	Fully Converted Value	$243,250,270
	Exchange Ratio	1.77866
	2nd Step Offering Proceeds	$155,250,000
	Less: Estimated Offering Expenses	2,628,504
	Plus: MHC Assets	519,000
	2nd Step Net Conversion Proceeds	$153,140,496
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$153,140,496
	Less: Cash Contribution to Foundation	(0)
	Less: Stock Contribution to Foundation	0
	Less: ESOP Stock Purchases (1)	(9,315,000)
	Less: Restricted Stock Purchases (2)	(4,658,516)
	Net Proceeds to be Reinvested	$139,166,980
	Estimated after-tax net incremental rate of return	3.04%
	Earnings Increase	$4,227,893
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(288,765)
	Less: Stock Programs Vesting (3)	(577,656)
	Less: Option Plan Vesting (4)	(463,755)
	Net Earnings Increase	$2,897,717

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended June 30, 2007 (reported)	$3,848,000	$2,897,717	$6,745,717
	12 Months ended June 30, 2007 (core)	$3,733,000	$2,897,717	$6,630,717

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	June 30, 2007	$89,097,000	$139,166,980	$0	$228,263,980
	June 30, 2007 (Tangible)	$86,237,000	$139,166,980	$0	$225,403,980

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	June 30, 2007	$898,415,000	$139,166,980	$0	$1,037,581,980

(1) Includes ESOP purchases of 6.00% of the second step offering.
(2) Includes Restricted Stock Plan purchases of 3.00% of the second step offering.
(3) ESOP amortized over 20 years, Restricted Stock amortized over 5 years, tax effe 38.00%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Atlantic Coast Federal Corporation
At the Supermaximum Value

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$279,737,830
Exchange Ratio	2.04545
2nd Step Offering Proceeds	$178,537,500
Less: Estimated Offering Expenses	2,792,681
Plus: MHC Assets	519,000
2nd Step Net Conversion Proceeds	$176,263,819

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$176,263,819
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(10,712,250)
Less: Restricted Stock Purchases (2)	(5,357,293)
Net Proceeds to be Reinvested	$160,194,276
Estimated after-tax net incremental rate of return	3.04%
Earnings Increase	$4,866,702
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(332,080)
Less: Stock Programs Vesting (3)	(664,304)
Less: Option Plan Vesting (4)	(533,318)
Net Earnings Increase	$3,337,000

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$3,848,000	$3,337,000	$7,185,000
12 Months ended June 30, 2007 (core)	$3,733,000	$3,337,000	$7,070,000

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$89,097,000	$160,194,276	$0	$249,291,276
June 30, 2007 (Tangible)	$86,237,000	$160,194,276	$0	$246,431,276

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$898,415,000	$160,194,276	$0	$1,058,609,276

(1) Includes ESOP purchases of 6.00% of the second step offering.
(2) Includes Restricted Stock Plan purchases of 3.00% of the second step offering.
(3) ESOP amortized over 20 years, Restricted Stock amortized over 5 years, tax effect 38.00%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

EXHIBIT 4

Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and a variety of financial service companies.

STRATEGIC AND CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. In this regard, RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise and/or market value, capital management and planning, earnings improvement, operational matters and charter and organizational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP® Financial's consulting services are aided by its in-house data bases resource and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience)

- Ronald S. Riggins, Managing Director (25)
- William E. Pommerening, Managing Director (21)
- Gregory E. Dunn, Senior Vice President (23)
- James P. Hennessey, Senior Vice President (20)
- James J. Oren, Senior Vice President (18)

END

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